Execution Copy
CONFIDENTIAL

STOCK PURCHASE AGREEMENT
BY AND AMONG
HERMAN MILLER, INC.,
DESIGN WITHIN REACH, INC.,
THE SELLERS NAMED HEREIN
AND
GLENHILL CAPITAL ADVISORS LLC,
IN ITS CAPACITY AS THE SELLER REPRESENTATIVE

Dated as of July 17, 2014

Page

I. THE PURCHASE AND SALE OF SHARES; PURCHASE PRICE PAYMENTS	2
1.1. Purchase and Sale of Shares	2
1.2. Purchase Price and Closing Payments	2
1.3. Flow of Funds Memo	3
1.4. Post-Closing Adjustments to Equity Value	3
1.5. Treatment of Optionholders	5
II. REPRESENTATIONS AND WARRANTIES OF THE COMPANY	6
2.1. Organization	6
2.2. Authority	7
2.3. Capitalization	7
2.4. Subsidiaries	8
2.5. Company Governing Documents; Corporate Proceedings	8
2.6. No Conflict	8
2.7. Government Consents	8
2.8. Company Financial Statements	9
2.9. No Undisclosed Liabilities	10
2.10. Absence of Certain Changes	10
2.11. Compliance With Laws	10
2.12. No Improper Payments	10
2.13. Permits	11
2.14. Litigation	11
2.15. Tax Matters	11
2.16. Real and Tangible Personal Properties	13
2.17. Intellectual Property	14
2.18. Material Contracts	16
2.19. Environmental Matters	17
2.20. Broker Fees	18
2.21. Related Party Transactions	18
2.22. Employee Benefit Plans and Compensation	18
2.23. Labor and Employment Matters	20
2.24. Insurance	21
2.25. Suppliers	21
2.26. Bank Accounts	21
2.27. No Other Representations or Warranties	21
III. REPRESENTATIONS AND WARRANTIES OF THE SELLERS	22
3.1. Organization and Good Standing	22
3.2. Authority	22
3.3. Title to Purchased Shares	22
3.4. No Conflict	23
3.5. Governmental Consents	23

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3.6. Litigation	23
3.7. No Other Representations or Warranties	23
IV. REPRESENTATIONS AND WARRANTIES OF BUYER	24
4.1. Organization and Standing	24
4.2. Authority	24
4.3. No Conflict	24
4.4. Government Consents	24
4.5. Litigation	25
4.6. Capital Resources; Solvency	25
4.7. Investment Intent	25
4.8. No Other Representations or Warranties	25
V. COVENANTS; ADDITIONAL AGREEMENTS	25
5.1. Access	25
5.2. Conduct of Business	26
5.3. Confidentiality	28
5.4. Publicity	28
5.5. No Solicitation	29
5.6. Commercially Reasonable Efforts; Regulatory Approvals	29
5.7. Supplemental Disclosures	31
5.8. Indemnification and Exculpation	32
5.9. Tax Matters	32
5.10. Preservation of Records	34
5.11. Post-Closing Contribution and Merger	34
5.12. Estoppel Certificates	35
5.13. Termination of Stockholders Agreement	35
VI. CLOSING CONDITIONS	36
6.1. Conditions to Each Party’s Obligations	36
6.2. Conditions to Buyer’s Obligations	36
6.3. Conditions to the Company’s and the Sellers’ Obligations	39
VII. CLOSING	40
7.1. Closing	40
VIII. TERMINATION	40
8.1. Termination	40
8.2. Effect of Termination	42
IX. INDEMNIFICATION AND ESCROW	42
9.1. Survival	42
9.2. Indemnification by the Sellers	43
9.3. Indemnification by Buyer	44
9.4. Calculation of Losses; Limitations on Indemnification	44
9.5. Indemnification Procedures	47

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9.6. Escrow Accounts; Special Indemnity Matter Settlement	49
X. GENERAL PROVISIONS	53
10.1. Expenses	53
10.2. Attorneys’ Fees	53
10.3. Notices	53
10.4. Amendments and Waivers	54
10.5. Binding Agreement; No Third-Party Beneficiaries	54
10.6. Entire Agreement	55
10.7. Choice of Law; Venue	55
10.8. WAIVER OF TRIAL BY JURY	55
10.9. Specific Performance	55
10.10. Severability	56
10.11. Disclosure Schedules	56
10.12. Rules of Construction	56
10.13. Interpretation	57
10.14. Counterparts	58
10.15. Representation of the Company	58
10.16. Seller Representative	58
XI. DEFINITIONS	61
11.1. Definitions	61
11.2. Section References	71

INDEX OF EXHIBITS, ANNEXES AND SCHEDULES

Exhibit	Description
Exhibit A	Form of Holdco Incentive Plan
Exhibit B	Form of Option Election Agreement
Exhibit C	Form of Noncompetition Agreement
Exhibit D	Form of Employment Agreement
Exhibit E	Form of General Release

Annex	Description
Annex I	List of Sellers

Schedule	Description
1.4(a)	Physical Inventory
5.2	Conduct of Business
5.12	Estoppel Certificates
6.1(c)	Required Governmental Consents
6.1(d)	Required Third Party Consents
6.2(d)(vii)	Required Seller Noncompetition Agreements
6.2(d)(viii)	Key Employees
6.2(d)(xviii)	Required Change of Control Letters

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9.2(a)(v)	Specified Indemnity Matters Subject to Indemnity Buyout
9.2(a)(vi)	Other Specified Indemnity Matters
11.1-K	Knowledge of the Company
11.1-ND	Net Debt
11.1-NWC	Net Working Capital
11.1-P	Permitted Liens
Company Disclosure Schedules

STOCK PURCHASE AGREEMENT
THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into as of July 17, 2014, by and among Herman Miller, Inc., a Michigan corporation (“Buyer”), Design Within Reach, Inc., a Delaware corporation (the “Company”), the stockholders of the Company listed on Annex I hereto (collectively, the “Sellers”) and Glenhill Capital Advisors LLC, in its capacity as the representative of all of the Sellers in accordance with the provisions of this Agreement (the “Seller Representative”). Certain capitalized terms used but not otherwise defined in this Agreement are defined in Article XI hereof.
RECITALS
WHEREAS, the Sellers collectively own approximately ninety-six percent (96%) of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), and approximately ninety-six percent (96%) of the Common Stock on a fully-diluted basis;
WHEREAS, subject to and upon the terms and conditions set forth in this Agreement, Buyer desires to purchase from the Sellers, and the Sellers desire to sell to Buyer, all of the shares of Common Stock owned by the Sellers other than the Contributed Shares (as defined below) (as set forth in Annex I hereto, the “Purchased Shares”);
WHEREAS, each Seller will irrevocably appoint the Seller Representative as such Seller’s representative and proxy to act on behalf of such Seller in connection with, and to facilitate the consummation of the transactions contemplated by this Agreement;
WHEREAS, upon the consummation of the transactions contemplated by this Agreement, Optionholders will be given the choice to receive, in place of their Company Options, either cash or options to buy shares of common stock of Holdco;
WHEREAS, pursuant to a Contribution Agreement, dated as of the date hereof (the “Contribution Agreement), by and among Buyer, HM Springboard, Inc., a Delaware corporation (“Holdco”), and each of John Edelman and John McPhee (the “Contributing Sellers”), immediately after the consummation of the transactions contemplated by this Agreement, the parties to the Contribution Agreement will consummate the transactions contemplated thereby, pursuant to which

Buyer will contribute all of the Purchased Shares and 100% of the capital stock of Herman Miller Consumer Co., a Delaware corporation, to Holdco and the Contributing Sellers will contribute all of their remaining shares of Common Stock as set forth in the Contribution Agreement (the “Contributed Shares”) to Holdco, and in exchange therefor Buyer and the Contributing Sellers will receive shares of common stock, par value $0.001 per share, of Holdco (“Holdco Common Stock”); and
WHEREAS, immediately after the consummation of the transactions contemplated by the Contribution Agreement, Holdco will transfer all of the Purchased Shares and the Contributed Shares to a newly formed subsidiary of Holdco that is a Delaware corporation (“Merger Sub”), and Merger Sub will then merge with and into the Company, pursuant to which merger the remaining stockholders of the Company will receive cash for their shares of Common Stock.
AGREEMENT
NOW, THEREFORE, in consideration of the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

Article I.
THE PURCHASE AND SALE OF SHARES; PURCHASE PRICE PAYMENTS
1.1.    Purchase and Sale of Shares. At the Closing and subject to and upon the terms and conditions of this Agreement, the Sellers shall sell, transfer, convey, assign and deliver to Buyer, and Buyer shall purchase, acquire and accept from the Sellers, all of the Purchased Shares, free and clear of all Liens (other than potential restrictions on resale under applicable securities Laws or Liens incurred by Buyer), with the Sellers delivering to Buyer certificates evidencing the Shares, duly endorsed for transfer, and with Buyer making the payments to the Sellers, the Seller Representative, the Escrow Agent and the other Persons as described in Section 1.2 hereof.
1.2.    Purchase Price and Closing Payments. Subject to the terms and conditions hereof:Payment to Sellers. On the Closing Date, Buyer shall pay to each Seller in cash, an amount equal to (i) the product of (A) such Seller’s Pro Rata Share and (B) the Estimated Equity Value, and less (ii) the product of (A) such Seller’s Escrow Share and (B) the sum of (I) the Total Escrow Amount and (II) the Seller Representative Amount. Payments by Buyer to each Seller under this Section 1.2(a) shall be made by wire transfer of immediately available funds to an account designated by such Seller, as reflected in the Flow of Funds Memo.
(a)    Payment to Optionholders. On the Closing Date, Buyer shall pay to the Company, and the Company shall thereafter remit to each Optionholder who has elected an Option Cash-Out Election, an amount in cash, net of any applicable payroll, other withholding taxes or other required deductions equal to (i) (A) the number of such Optionholder’s Cashed-Out Options multiplied by (B) the Closing Price Per Share, minus (ii) the aggregate exercise price of such Cashed-Out Options. Payments by the Company to each Optionholder under this Section 1.2(b) shall be made using a special payroll run on the Closing Date.
(b)    Payment to Escrow Agent. On the Closing Date, Buyer shall pay, by wire transfer of immediately available funds to an account or accounts designated by the Escrow Agent, an amount equal to the Total Escrow Amount to the Escrow Agent, for deposit in two segregated escrow accounts (the “Escrow Accounts”), one Escrow Account to receive the Working Capital Escrow Amount and to be used to pay the obligations of the Sellers under Section 1.3 hereof (the “Working Capital Escrow Account”) and another Escrow Account to receive the Indemnity Escrow Amount and to be used to pay the obligations of the Sellers under Article IX hereof (the “Indemnity Escrow Account”), such Escrow Accounts to be established, maintained and managed by the Escrow Agent pursuant to and in accordance with the terms of the Escrow Agreement. The parties hereby acknowledge and agree that the payments made to the Escrow Agent on the Closing Date for the Escrow Share of the Contributing Sellers will be deemed to be paid first solely from the proceeds from the Purchased Shares of the Contributing Sellers to the extent that there are sufficient proceeds from their Purchased Shares.
(c)    Seller Representative Fund. On the Closing Date, Buyer shall pay to the Seller Representative, by wire transfer of immediately available funds to an account designated by the Seller Representative, an amount equal to One Million Three Hundred Thousand Dollars ($1,300,000) (the “Seller Representative Amount”) to hold as a separate fund (the “Seller Representative Fund”) in accordance with Section 10.16 hereof.

(d)    Payments for Company Transaction Expenses and Indebtedness. On the Closing Date, Buyer shall pay (i) the Company Transaction Expenses identified on the Flow of Funds Memo to each Person that is identified therein as being owed Company Transaction Expenses as of the Closing and (ii) the Indebtedness portion of the Net Debt identified on the Flow of Funds Memo to each Person identified therein as a creditor with respect to such Indebtedness; provided, that, Buyer may elect not to pay on the Closing Date any creditor for Indebtedness listed on the Flow of Funds Memo for amounts that are not otherwise due and owing on the Closing Date and instead permit such Indebtedness to continue to remain outstanding after the Closing Date; provided, further, that such outstanding amounts for Indebtedness shall be deemed for all purposes of this Agreement to have been paid on the Closing Date and the Sellers shall not have any liability or obligations under this Agreement on or after the Closing Date with respect to such outstanding Indebtedness.
1.3.    Flow of Funds Memo. At least five (5) Business Days prior to the Closing, the Company will have prepared and delivered to Buyer a flow of funds memorandum (the “Flow of Funds Memo”) containing the Company’s good faith estimate (including all calculations in reasonable detail) of: (a) the Net Working Capital, (b) the Net Debt, including the name, dollar amount and all necessary wire transfer information for each Person to whom such Indebtedness is owed as of the Closing, (c) the amount that Company Transaction Expenses will be on the Closing Date, along with the name, dollar amount and all necessary wire transfer information for each Person to whom such Company Transaction Expenses are owed as of the Closing, (d) the resulting Equity Value using such estimates (the “Estimated Equity Value”) and (e) the total amount payable to each Seller under Section 1.2(a). Prior to the Closing, the Company will update the Flow of Funds Memo, as necessary, based on receipt of any additional information requiring changes to the estimates contained therein. These estimated amounts will be used in connection with the payments described in Section 1.2.
1.4.    Post-Closing Adjustments to Equity Value.As soon as practicable (but in any event within sixty (60) days) after the Closing Date, Buyer will prepare and deliver to the Seller Representative a certificate (“Buyer Closing Statement”) that sets forth Buyer’s determination of the actual Net Working Capital along with Buyer’s detailed calculation thereof and Buyer’s determination of actual Equity Value based on such calculation. Prior to the Closing, the Company will in consultation with the Seller Representative and Buyer perform a physical count of inventory as set forth in Schedule 1.4(a), and the resulting calculation of inventory in the Buyer Closing Statement shall reflect the results of such physical inventory. The Seller Representative and its Representatives will provide Buyer and its Representatives with reasonable access to its books, records, working papers, personnel and properties and any other information of the Seller Representative that Buyer reasonably requests in connection with Buyer’s preparation of the Buyer Closing Statement, and will otherwise reasonably cooperate with Buyer and its Representatives in connection therewith. The Seller Representative will have thirty (30) days after its receipt of the Buyer Closing Statement to review it. To the extent reasonably required to complete its review of the Buyer Closing Statement, the Seller Representative and its Representatives will be provided with reasonable access to the books, records, working papers, personnel and properties of Buyer and the Company used to prepare the Buyer Closing Statement, and any other information that the Seller Representative reasonably requests in connection with the Buyer Closing Statement and the determination of the Net

Working Capital, and Buyer shall reasonably cooperate with the Seller Representative and its Representatives in connection therewith. The Seller Representative will deliver notice to Buyer on or prior to the thirtieth (30th) day after receipt of the Buyer Closing Statement specifying in reasonable detail all disputed items and the basis therefor. If the Seller Representative fails to deliver such notice in such thirty (30) day period, the Seller Representative on behalf of all Sellers will have waived its right to contest the Buyer Closing Statement. If the Seller Representative notifies Buyer of any objections to the Buyer Closing Statement in such thirty (30) day period, the Seller Representative and Buyer will, for a period of twenty (20) days following the date of such notice, attempt to resolve their differences and any written resolution agreed by them as to any disputed amount will be final and binding for all purposes under this Agreement. If at the conclusion of such twenty (20) day period Buyer and the Seller Representative have not reached such an agreement as to all objections with respect to the Buyer Closing Statement, then upon request of either party the parties will resolve the dispute by way of the Dispute Resolution Procedure.
(a)    Within five (5) Business Days after the final determination of the Net Working Capital in accordance with this Section 1.4: (i) if the resulting actual Equity Value based on the finally determined Net Working Capital (the “Final Equity Value”) is greater than the Estimated Equity Value, (A) Buyer shall pay the amount by which the Final Equity Value exceeds the Estimated Equity Value (the “Excess Amount”) to the Sellers, the Other Stockholders (other than Other Stockholders that have elected to exercise their appraisal rights under Section 262 of the Delaware General Corporation Law) and the Optionholders, with (I) each Seller receiving from the Buyer its Pro Rata Share of the Excess Amount by wire transfer of immediately available funds to such account or accounts as instructed by the Seller Representative, (II) each eligible Other Stockholder receiving from the Buyer for each share of Common Stock held by such Other Stockholder at the time of the Short Form Merger an amount equal to the Excess Amount divided by the number of Fully-Diluted Shares and (III) each Optionholder receiving from the Company through a special payroll run for each Option Share which such Optionholder had the right to acquire through Company Options at the time of the Closing an amount equal to the Excess Amount divided by the number of Fully-Diluted Shares (and prior to such time Buyer (or Holdco) will fund to the Company by transfer of immediately available funds any amounts payable by the Company under this clause (III)), regardless of whether the Optionholder elected an Option Cash-Out Election or Replacement Option Election with respect to such Company Option, and (B) the Escrow Agent shall release and pay all funds in the Working Capital Escrow Account to the Sellers (allocated to each Seller based on such Seller’s Escrow Share) by wire transfer of immediately available funds to such account or accounts as instructed by the Seller Representative; or (ii) if the Final Equity Value is less than the Estimated Equity Value, the Escrow Agent shall release and pay from the Working Capital Escrow Account (A) the amount by which the Estimated Equity Value exceeds the Final Equity Value to Buyer by wire transfer of immediately available funds to such account or accounts as instructed by Buyer and (B) any remaining funds in the Working Capital Escrow Account to the Sellers (allocated to each Seller based on such Seller’s Escrow Share) by wire transfer of immediately available funds to such account or accounts as instructed by the Seller Representative. In the event that the funds in the Working Capital Escrow Account are insufficient to pay the amount to Buyer required under clause (ii)(A) above, any shortfall shall be paid from the Indemnity Escrow Account. Buyer and the Seller Representative will promptly provide any written instructions required by the Escrow Agent to cause any release and payment required under this Section 1.4(b).
1.5.    Treatment of Optionholders.
(a)    Each outstanding and previously unvested Company Option shall vest in full immediately prior to the Closing. As of the Closing, each outstanding Company Option will be cancelled and in exchange therefor the Optionholder will receive, at the election of the Optionholder, either (i) pursuant to Section 1.2(b) above, the amount of cash determined in accordance therewith (an “Option Cash-Out Election”, and each share of Common Stock which such Company Option had the right to purchase, a “Cashed-Out Option”), or (ii) an option (a “Replacement Option”, and such election a “Replacement Option Election”) to purchase shares of Holdco Common Stock; provided, that for the avoidance of doubt, an Optionholder shall be entitled to choose an Option Cash-Out Election with respect to a portion of such Optionholder’s Company Option and a Replacement Option Election with respect to the remaining portion of such Optionholder’s Company Option. For the avoidance of doubt, any Company Option held by a Seller shall be subject to this Section 1.5.
(b)    Each Replacement Option will be subject to the terms and conditions of a new incentive compensation plan to be adopted by Holdco substantially in the form of Exhibit A hereto (with any material modifications thereto prior to the Closing being subject to the Company’s approval which approval shall not be unreasonably withheld, delayed or conditioned) (the “Holdco Incentive Plan”); provided, that each Replacement Option will be exercisable for that number of whole shares of Holdco Common Stock equal to the product of the number of shares of Common Stock subject to such replaced Company Option multiplied by the Exchange Ratio (rounded down to the nearest whole share), at an exercise price per share of Holdco Common Stock equal to the quotient of the exercise price per share of Common Stock of such replaced Company Option divided by the Exchange Ratio (rounded up to the nearest whole cent); provided, that the exercise price and/or the number of shares of Holdco Common Stock that may be purchased under the Replacement Option shall be further adjusted to the extent required to remain exempt from the requirements of Section 409A of the Code; and provided, further, that in the case of Company Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, the terms of the Replacement Option shall be designed so as not to constitute a modification, extension or renewal (within the meaning of Section 424(h) of the Code) of the Company Option that it replaces. For purposes of this Agreement, “Exchange Ratio” means a fraction, the numerator of which is the Closing Price Per Share, and the denominator of which is the Holdco Share Price.
(c)    In order to make an election under this Section 1.5 and receive the cash payment and/or Replacement Options hereunder, an Optionholder must provide the Company with a duly executed Option Election Agreement in substantially the form of Exhibit B hereto (an “Option Election Agreement”); provided, that in the event that an Optionholder does not provide the Company with a duly executed Option Election Agreement at or prior to the Closing, such Optionholder shall be deemed to have made an Option Cash-Out Election with respect to all of such Optionholder’s Company Options, but such Optionholder shall not be entitled to receive the payment from the Company under Section 1.2(b) hereof until such Optionholder has provided a duly executed Option Election Agreement to the Company.
(d)    The Holdco Incentive Plan will be adopted by Holdco within fifteen (15) days after the date hereof and prior to the Company’s distribution of Option Election Agreements to Optionholders. Once adopted, the Holdco Incentive Plan shall not be amended at or prior to the Closing without the prior written consent of the Company, not to be unreasonably withheld, delayed or conditioned.
(e)    Notwithstanding anything to the contrary set forth in this Agreement, the parties hereby agree any Representative of the Company who prior to the Closing, pursuant to a change of control bonus letter agreement executed and delivered by such Representative substantially in the form agreed to by the Company and Buyer on or prior to the date hereof (or with such modifications as otherwise agreed by such parties after the date hereof) (a “Change of Control Letter”), accepts a change of control cash bonus in lieu of any Company Options that were promised to such Representative will be treated for all purposes of the calculations pursuant to this Agreement (including for purposes of determining the Equity Value and the number of Fully-Diluted Shares and payments with respect thereto, payments made by Buyer to the Company pursuant to Section 1.2(b) and determinations of Holdco Share Price, Net Debt and Net Working Capital) as if such Representative held such promised Company Options as of the Closing (with such promised Company Options being deemed fully vested as of the Closing and the exercise price for such promised Company Options being the exercise price that was promised to such Representative with respect to such promised Company Options), and payments to such Representatives for such change of control cash bonus shall be made in accordance with the Change of Control Letter; provided, that for the avoidance of doubt, such Representative shall not be entitled to a Replacement Option Election with respect to such promised Company Options.
ARTICLE II.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company hereby represents and warrants to Buyer that, except as disclosed in the Company Disclosure Schedules, each of the following is true and correct as of the date of this Agreement and, on the Closing Date, as of the Closing:
2.1.    Organization. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has the corporate power to own its properties and to carry on its business as currently conducted. The Company is duly qualified or licensed to do business and in good standing as a foreign corporation in each jurisdiction in which it conducts business, except for those jurisdictions in which the failure to be so qualified or licensed and in good standing has not had and would not be reasonably expected to have a Company Material Adverse Effect.
2.2.    Authority. The Company has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is or is required to be party, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents to which it is or is required to be a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company, and no further action is required on the part of the Company to authorize this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby. This Agreement and the other Transaction Documents to which the Company is or is required to be a party have been (or upon their execution and delivery will be) duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto or thereto, as applicable, constitute the valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be subject to the Laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of Law governing specific performance, injunctive relief or other equitable remedies.
2.3.    Capitalization. The authorized capital stock of the Company consists entirely of (i) 7,500,000 shares of Common Stock, 6,624,470 of which are issued and outstanding as of the date of this Agreement, of which 74,450 shares are subject to Restricted Share Awards, and (ii) 30,000 shares of preferred stock, par value $0.001 per share, none of which are issued and outstanding as of the date of this Agreement. As of the date of this Agreement, other than 300,000 shares of Common Stock reserved for issuance pursuant to the Company Incentive Plan, the Company has no shares of its capital stock reserved for issuance. The Purchased Shares consist of the total number of shares of Common Stock as set forth on Annex I hereto under the column “Purchased Shares”. Schedule 2.3 sets forth a list, as of the date of this Agreement, of all holders of record of Common Stock (including Restricted Share Awards), Company Options, including, with respect to each holder of Company Options, the number of shares of Common Stock subject to such option and the exercise price for each such option, and except as set forth on Schedule 2.3, as of the date of this Agreement there are no outstanding shares of capital stock of the Company or options, warrants or other securities with the right to purchase or that are convertible into shares of capital stock of the Company or any agreement or understanding providing therefor. At no time since October 16, 2009 have there been more than 300 record holders of Common Stock. All outstanding shares of Common Stock (i) are duly authorized, validly issued, fully paid and non-assessable, (ii) were not issued in violation of any preemptive or similar rights created by statute, the Governing Documents as in effect from time to time, or any agreement to which the Company is (or was) a party or by which it is (or was) bound and (iii) are not subject to preemptive rights created by statute, the Governing Documents, or any agreement to which the Company is a party or by which it is bound, and together with all Company Options, have been issued in compliance in all material respects with all applicable federal and state securities Laws. As of the Closing, there are no declared or accrued but unpaid dividends with respect to any shares of Common Stock. There are no outstanding or authorized stock appreciation, stock unit, phantom stock, profit participation or other similar rights with respect to the Company. The Company is not a party to, and as of the date of this Agreement, to the Knowledge of the Company, none of its stockholders is a party to any (i) voting trusts, proxies, or other agreements or understandings with respect to the voting stock of the Company or (ii) agreements relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co-sale rights or drag-along rights) of any Common Stock or other securities of the Company.

2.4.    Subsidiaries. The Company does not have any Subsidiaries and does not otherwise own any shares of capital stock or any equity interest in, or control, directly or indirectly, any other corporation, partnership, association, joint venture or other business entity or have any ongoing obligation to purchase any shares of capital stock with respect thereto.
2.5.    Company Governing Documents; Corporate Proceedings. Attached as Schedule 2.5 is a true and correct copy of the Company’s Governing Documents, each as amended and in full force and effect as of the date hereof. The Company is not in violation of any of the provisions of the Company Governing Documents in any material respect. The stock record book, minute books and records of the corporate proceedings of the Company, copies of which have been made available to Buyer, are true, correct and complete in all material respects; provided, however, that Buyer has not been provided with copies of corporate proceeding records pertaining to the process leading up to the transactions contemplated hereby (other than those specifically authorizing this Agreement and the transactions contemplated hereby). There have been no changes, alterations or additions to the minute books and records of the corporate proceedings of the Company on or prior to the Closing Date that have not been furnished to Buyer (other than those pertaining to any negotiations or disputes with Buyer in connection with this Agreement or the transactions contemplated hereby). Schedule 2.5 contains a complete and correct list of the Company’s officers and directors as of the date of this Agreement.
2.6.    No Conflict. Except for any necessary approval or the termination of any waiting period under Antitrust Laws or as set forth on Schedule 2.6, the execution and delivery by the Company of this Agreement and the other Transaction Documents to which it is or is required to be party, and the consummation of the transactions contemplated hereby and thereby, will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation, payment of any benefit, or loss of any benefit (any such event, a “Conflict”) under (i) any provision of the Company Governing Documents, (ii) any Material Contract to which the Company or any of its properties is a party or is bound, or (iii) any Law or Order applicable to the Company or its properties, except, with respect to clauses (ii) and (iii), where such Conflict is not, and would not reasonably be expected to be, material to the Company.
2.7.    Governmental Consents. Except for any necessary approval or the termination of any waiting period under HSR or as set forth on Schedule 2.7, no consent, waiver, approval, order or authorization of, or registration, declaration or filing with any Governmental Authority is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the other Transaction Documents to which it is or is required to be a party or the consummation of the transactions contemplated hereby or thereby, except for consents, waivers, approvals, orders, authorizations, registrations, declarations and filings, the failure of which to obtain or make, is not, and would not reasonably be expected to be, material to the Company.
2.8.    Company Financial Statements.
(a)    Schedule 2.8 sets forth the (i) audited financial statements of the Company (including, in each case, any related notes thereto), consisting of the audited balance sheets of the Company as of December 28, 2013 and December 29, 2012, and the related audited statements of operations, statements of stockholders’ equity and statements of cash flows for the years then ended, which financial statements are accompanied by the signed unqualified opinion of McGladrey LLP, independent accountants of the Company for such years, and (ii) the unaudited financial statements of the Company, consisting of the balance sheet of the Company as of May 24, 2014 (the “Recent Balance Sheet”) and the related statement of operations, statement of stockholders’ equity and statement of cash flows for the five (5) fiscal month period then ended (the foregoing financial statements of the Company and any notes thereto, collectively, the “Financial Statements”). The Financial Statements (i) accurately reflect in all material respects the books and records of the Company as of the times and for the periods referred to therein, (ii) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for GAAP and exclude normal recurring year-end adjustments, which are not reasonably expected to be material in amount), and (iii) fairly present in all material respects the assets, liabilities and financial position of the Company as of the respective dates referred to therein and the results of operations and cash flows of the Company for the periods referred to therein.
(b)    The Company maintains a standard system of accounting established and administered in accordance with GAAP. The Company maintains a system of internal accounting controls and procedures that are sufficient to provide reasonable assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s authorization and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Neither the Company nor its auditor has identified or received written notice of (A) any significant deficiency or material weakness in the system of internal accounting controls used by the Company, (B) any material fraud that involves the management of the Company or any Company employees who have a role in the preparation of financial statements or the internal accounting controls used by the Company or (C) any claim or allegation regarding any of the foregoing.
(c)    The inventory reflected in the Recent Balance Sheet (i) is valued in accordance with GAAP on a weighted average landed cost first-in first-out (FIFO) basis and, (ii) subject to reserves reflected in the Recent Balance Sheet, consists in all material respects of inventory usable or saleable in the ordinary course of business.
2.9.    No Undisclosed Liabilities. Except as set forth on Schedule 2.9, the Company does not have any material Liability of a type that if known would be required to be reflected in a balance sheet prepared in accordance with GAAP (or in the footnotes thereto), except to the extent such Liabilities (i) have been accrued or reserved against in the Recent Balance Sheet or are reflected in the footnotes to the audited Financial Statements as of December 28, 2013 or (ii) are current commercial liabilities that have arisen since the date of the Recent Balance Sheet in the ordinary course of business consistent with past practices (and do not arise out of breach of contract, tort or violation of Law).

2.10.    Absence of Certain Changes. Except as set forth on Schedule 2.10, and except for actions taken in accordance with Section 5.2 on or after the date of this Agreement, the Company has since the date of the Recent Balance Sheet (a) conducted its business only in the ordinary course of business consistent with past practice (except to the extent otherwise contemplated by the terms of this Agreement and the other Transaction Documents), (b) not been subject to a Company Material Adverse Effect, (c) not taken any action or committed or agreed to take any action that would be prohibited by Section 5.2(b) if such action were taken on or after the date hereof without the consent of Buyer, and (d) other than ordinary shrinkage of inventory, not experienced any loss, damage or destruction to any assets or Leased Real Property in any material respect.
2.11.    Compliance with Laws. The Company is in compliance with, and since August 3, 2009 has complied with, all applicable Laws and Orders, in each case in all material respects, and since August 3, 2009 the Company has not received written or, to the Company’s Knowledge, oral notice of any alleged violation of or non-compliance with any applicable Law. Other than in internal investigations in the ordinary course of business, since August 3, 2009 the Company has not conducted or initiated any internal investigation or made a voluntary or involuntary disclosure to any Government Authority with respect to any alleged act or omission arising under or relating to any non-compliance with Law. All material reports, filings and returns required since August 3, 2009 to be filed by or on behalf of the Company with any Governmental Authority have been filed, and when filed were true, correct and complete in all material respects. The Company is, and has since July 1, 2009 been, in compliance in all material respects with the applicable requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including with respect to all filings and reports required to be filed or delivered thereunder. Neither the Company nor any of its Affiliates has taken any action that would require the Company to comply with Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended. The private placement transaction entered into by the Company and one or more of the Sellers in July 2009 was duly authorized and approved by all required corporate actions in compliance with applicable fiduciary duties, and did not require shareholder approval.
2.12.    No Improper Payments. Neither the Company nor, to the Knowledge of the Company, any agent acting on behalf of the Company, has offered, paid, promised to pay, or authorized, or will offer, pay, promise to pay, or authorize, directly or indirectly, the giving of money or anything of value to any Official, or to any other Person while knowing or being aware of a high probability that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any Official, for the purpose of: (i) influencing any act or decision of such Official in his, her or its official capacity, including a decision to fail to perform his, her or its official duties or functions; or (ii) inducing such Official to use his, her or its influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority, or to obtain an improper advantage in order to assist the Company or any third party in obtaining or retaining business for or with, or directing business to, the Company. For purposes of this Agreement, an “Official” shall include any appointed or elected government official, any government employee, any political party, party official, or candidate for political office, or any officer, director or employee of any Governmental Authority.

2.13.    Permits. The Company possesses all material Permits required to own its assets and conduct its business as now being conducted, which material Permits as of the date of this Agreement are set forth on Schedule 2.13. All such Permits are valid and in full force and effect and the Company is, and since January 1, 2010 has been, in compliance in all material respects with the terms of such Permits. No loss, revocation, cancellation or suspension of any Permit is pending or to the Knowledge of the Company, threatened, other than expiration in accordance with the terms thereof. The Company has not received written notice from any Governmental Authority of any violation in respect of any such Permit.
2.14.    Litigation. Except as set forth on Schedule 2.14, there is no Action pending or, to the Knowledge of the Company, threatened against the Company, any of its properties or any of its officers or directors in their respective capacities as such. To the Company’s Knowledge, no event has occurred that would be reasonably expected to result in any such Action. Since January 1, 2012, neither the Company nor any of its officers or directors in such capacities have been parties to an Action with an amount in controversy in excess of $250,000. There are no Orders outstanding against the Company. The Company is not a plaintiff in any Action involving the Company.
2.15.    Tax Matters. Except as disclosed on Schedule 2.15:
(a)    All Tax Returns required to be filed on or before the Closing Date by or on behalf of the Company have been timely filed. All such Tax Returns were, when filed, correct and complete in all material respects, and the Taxes shown as due thereon were paid. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return. The Company has delivered to Buyer true and complete copies of all Tax Returns filed by the Company for Tax periods ending on or after December 31, 2013. The Company has withheld and paid all Taxes required by applicable Law to have been withheld and paid by the Company in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. There are no liens for Taxes (other than Permitted Liens) outstanding against any assets of the Company, or against any shares of capital stock of the Company. The Company has collected and maintained all resale certificates and other documentation required to qualify for any exemption from the collection of sales Taxes.
(b)    As of the date of the most Recent Balance Sheet, the unpaid Taxes of the Company did not exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Recent Balance Sheet. The unpaid Taxes of the Company do not exceed such reserve for Tax liability as adjusted for the passage of time through the Closing Date in accordance with the past practice of the Company in filing its Tax Returns. Since the date of the most Recent Balance Sheet, the Company has not incurred any liability for Taxes arising from any extraordinary gains or losses outside the ordinary course of business consistent with past practice.
(c)    Schedule 2.15 indicates those Tax Returns of the Company for Tax periods ending on or after December 31, 2009 that have been audited by the IRS or by any other Tax Governmental Authority. The Company has not received from any Tax Governmental Authority with respect to Tax periods ending on or after December 31, 2009: (i) any written notice of underpayment of Taxes or other deficiency, or written notice of proposed adjustment; (ii) any written request for information relating to Taxes; or (iii) any written notice indicating an intent to commence an audit. The Company has delivered to Buyer true and complete copies of all examination reports, notices of underpayment of Taxes, and statements of deficiencies assessed against or agreed to by the Company since December 31, 2009. No claim has been made by a Tax Governmental Authority in a jurisdiction where the Company has not filed Tax Returns that the Company is or may be subject to taxation by that jurisdiction. The Company has not waived any statute of limitations with respect to Taxes, and has not agreed to an extension of time with respect to a Tax assessment or deficiency. The Company has not granted a power of attorney that is currently in effect with respect to any Tax matters.
(d)    The Company has never been a member of an affiliated group of corporations that filed a consolidated federal income Tax Return.
(e)    Schedule 2.15 sets forth the amount and year of expiration of any net operating loss carryovers, capital loss carryovers, foreign tax credit carryovers, and investment credit or other carryovers of the Company immediately prior to giving effect to the consummation of the transactions contemplated herein. If any such item arose in a year prior to there being an ownership change, as defined in Section 382(g) of the Code, of the Company, that fact is noted and the applicable Section 382 limitation described, excluding any ownership change attributable to the transactions contemplated by the terms of this Agreement.
(f)    The Company is not participating and has not participated in a “reportable transaction” within the meaning of Section 6707A(c) of the Code and Treas. Reg. § 1.6011-4. With respect to all Tax periods ending on or after December 31, 2009: (i) the Company has disclosed on its U.S. federal income Tax Returns all positions taken therein that could reasonably give rise to a substantial understatement of U.S. federal income Tax within the meaning of Section 6662 of the Code; and (ii) the Company has not received a Tax opinion with respect to any transaction relating to Company other than a transaction in the ordinary course of business.
(g)    The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a Tax period ending prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local, or foreign Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) executed prior to the Closing Date; (iii) installment sale or “open transaction” disposition made prior to the Closing; (iv) prepaid amount received prior to the Closing; or (v) election under Section 108(i) of the Code made prior to the Closing.
(h)     The Company has (i) not filed any consent or agreement under former Section 341(f) of the Code, (ii) not applied for any Tax ruling, (iii) not entered into a closing agreement or advance pricing agreement with any Tax Governmental Authority, (iv) not filed an election under Section 338(g) or Section 338(h)(10) of the Code (or taken any action that would result in any income Tax liability to the Company as a result of a deemed election within the meaning of Section 338(e) of the Code), (v) not entered into any Tax allocation, indemnity or sharing agreement (excluding any agreement or arrangement the primary purpose of which is not the allocation or payment of Tax Liability and in which such provisions regarding Taxes are typical of such agreements or arrangements), (vi) not entered into any gain recognition agreement under Section 367 of the Code, and (vii) not distributed shares of another Person, or has had shares of its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.
2.16.    Real and Tangible Personal Properties.
(a)    The Company does not currently own any real property (other than fixtures located on any Leased Real Property). Schedule 2.16(a) sets forth a list of all real property leased, subleased or licensed by or from the Company (the “Leased Real Property”) as of the date of this Agreement and each lease, sublease or license relating to the Leased Real Property to which the Company is a party or by which it is bound (the “Lease Agreements”) as of the date of this Agreement, the name of the lessor, licensor, sublessor, master lessor or lessee, the date of the lease, license, sublease and each amendment thereto. The Company has made available to Buyer a true, correct and complete copy of each Lease Agreement and all amendments or modifications thereto and, to the extent in the Company’s possession, all estopppel letters and all subordination, non-disturbance and attornment agreements (or similar agreements) executed or issued in connection with such Lease Agreements. All Lease Agreements are valid and effective and enforceable in accordance with their respective terms except as such enforceability may be subject to the Laws of general application relating to bankruptcy, insolvency, reorganization and the relief of debtors and rules of Law governing specific performance, injunctive relief or other equitable remedies. With respect to each Lease Agreement, there is not any existing, nor since January 1, 2010 has there been any, material default or event of default (or, to the Knowledge of the Company, any event which with notice or lapse of time, or both, would constitute a material default) by the Company or, to the Company’s Knowledge, any other party to any Lease Agreement, in either case, which has not been fully remedied and withdrawn or waived, and no rentals are past due beyond normal grace periods.
(b)    The Leased Real Property and the improvements thereon are in working condition (subject to normal wear and tear), and to the Company’s Knowledge, free from material structural, physical and mechanical defects and are structurally sufficient and otherwise suitable for the conduct of the business as presently conducted. Neither the operation of the Company on the Leased Real Property nor, to the Company’s Knowledge, such Leased Real Property, including the improvements thereon, violate in any material respect any applicable building code, zoning requirement or statute relating to such property or operations thereon.
(c)    The Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its tangible properties, rights, interests and assets, real, personal and mixed, used in or held for use in its business free and clear of any Liens except Permitted Liens. The Company has all material assets necessary for the conduct of its business as presently conducted.
(d)    All equipment owned or leased by the Company currently in use and necessary for the conduct of its business as presently conducted is in reasonable working condition and has been regularly maintained, subject to normal wear and tear.

2.17.    Intellectual Property.
(a)    Schedule 2.17(a) sets forth as of the date of this Agreement all U.S. and foreign patents and patent applications, trademark and service mark registrations and applications, internet domain name registrations and applications, and copyright registrations and applications owned by the Company (“Registered IP”), specifying as to each item, as applicable: (i) the nature of the item, including the title, (ii) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (iii) the issuance, registration or application numbers and dates.
(b)    Schedule 2.17(b) sets forth as of the date of this Agreement all licenses, sublicenses and other agreements (“IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $5,000 per year (“Off-the-Shelf Software”), which Off-the-Shelf Software is not required to be listed, although such licenses are “IP Licenses” as that term is used herein), under which the Company is a licensee or otherwise is authorized to use or practice any Intellectual Property, and describes (i) the applicable Intellectual Property licensed, sublicensed or used (the “Licensed IP”) and (ii) any royalties, license fees or other compensation due from the Company, if any, under such IP License.
(c)    To the Knowledge of the Company, the Company has a valid and enforceable license to use all Licensed IP. The Company has performed in all material respects all obligations imposed on it in the IP Licenses, and the Company is not, nor, to the Knowledge of the Company, is any other party thereto, in material breach or default thereunder, nor, to the Knowledge of the Company, has any event occurred that with notice or lapse of time or both would constitute a material breach or default thereunder. The continued use by the Company of the Licensed IP in the same manner that it is currently being used is not restricted by any applicable license of the Company.
(d)    To the Knowledge of the Company, the Company owns, free and clear of all Liens other than Permitted Liens, has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property currently used, licensed or held for use by the Company, and previously used or licensed by the Company, except for the Licensed IP. For each patent in the Registered IP, the Company has obtained valid assignments of inventions from each inventor. All Registered IP is owned exclusively by the Company without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Registered IP. To the Knowledge of the Company, all registrations for copyrights, patents and trademarks that are owned by the Company are valid and in force, and all applications to register any copyrights, patents and trademarks are pending and in good standing, all without challenges of any kind by any third party, which challenges do not include any office actions issued by the U.S. Patent & Trademark Office or any other similar foreign agency in which such applications may be pending. The Company is not party to any Contract that requires the Company to assign to any Person any of its rights in any Intellectual Property developed by the Company under such Contract.
(e)    Schedule 2.17(e) sets forth as of the date of this Agreement all licenses, sublicenses and other agreements under which the Company is the licensor (each, an “Outbound IP License”), and for each such Outbound IP License, describes (i) the applicable Intellectual Property licensed,

(ii) the licensee under such Outbound IP License, and (iii) any royalties, license fees or other compensation due to the Company, if any, under such Outbound IP License. The Company has performed in all material respects all obligations imposed on it in the Outbound IP Licenses, and the Company is not, nor, to the Knowledge of the Company, is any other party thereto, in material breach or default thereunder, nor, to the Knowledge of the Company, has any event occurred that with notice or lapse of time or both would constitute a material breach or default thereunder.
(f)    No Action against the Company is pending or, to the Company’s Knowledge, threatened that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense any Intellectual Property currently licensed, used or held for use by the Company in any material respect. The Company has not received any written or, to the Knowledge of the Company, oral notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of the Company. To the Knowledge of the Company, the Company has not since January 1, 2010 infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by the Company or otherwise in connection with the conduct of the business of the Company. To the Company’s Knowledge, no third party is infringing upon, has misappropriated or is otherwise violating any Intellectual Property owned, licensed by, licensed to, or otherwise used or held for use by the Company in any material respect.
(g)    All employees and independent contractors of the Company have assigned to the Company all Intellectual Property arising from the services performed for the Company by such Persons. No current or former officers, employees or independent contractors of the Company have claimed any ownership interest in any Intellectual Property owned by the Company.
(h)    To the Knowledge of the Company, no Person has obtained unauthorized access to third party information or data in the possession of the Company (including any personal information, personally identifiable information and personal data, which is collectively referred to herein as “Personal Information”), nor has there been any other compromise of the security, confidentiality or integrity of such information or data. To the Knowledge of the Company, the Company has complied in all material respects with (i) all applicable Laws relating to privacy, personal data security and protection, and the collection, processing and use of Personal Information (collectively, “Privacy Laws”); (ii) the Payment Card Industry Data Security Standards (the “PCI DSS”), and (iii) its own internal employee-facing and external customer-facing privacy and data security policies and guidelines. The operation of the Company’s business does not violate, and has not since January 1, 2010 violated, any right to privacy or publicity of any third person in any material respect, including through the violation of any applicable Privacy Laws or the PCI DSS. Since January 1, 2010 the Company has not received any written or, to the Knowledge of the Company, oral notice, claim or demand from (i) a Governmental Authority asserting or claiming that the Company has violated or has failed to comply with any Privacy Law or (ii) any Person asserting a breach of a Privacy Law or seeking compensation for breach of a Privacy Law. Since January 1, 2010, the Company has not notified and has not been required or obligated to notify any

Person with respect to a breach of privacy or security, or unauthorized misappropriation, access or use of, any Personal Information.
2.18.    Material Contracts.
(a)    Except as set forth on Schedule 2.18(a), as of the date of this Agreement, the Company is not a party to, nor is bound by any of the following Contracts (each, a “Material Contract”):
(i)    any Contract with a vendor or supplier of the Company involving expenditures of greater than $150,000 per year by the Company for the purchase of goods or services (provided, that for any vendor where there is a master Contract between the Company and such vendor, the Company shall not be required to list each individual purchase order issued under such master Contract on Schedule 2.18(a), and such purchase orders shall be deemed part of the Master Contract for purposes hereof);
(ii)    any employment, contractor or consulting Contract with an employee or consultant or contractor that would reasonably be expected to result in payment in excess of $100,000 in any year, whether or not such service provider is terminable by the Company at will and without penalty;
(iii)    any Lease Agreement or lease of personal property or equipment requiring payments of greater than $50,000 per year or $150,000 in the aggregate over the life of the lease;
(iv)    any IP Licenses or Outbound IP Licenses other than Off-the-Shelf Software;
(v)    any Contract relating to capital expenditures and involving future payments in excess of $50,000 individually or $150,000 in the aggregate when combined with all related Contracts for capital expenditures;
(vi)    any Contract relating to the disposition or acquisition of material assets or any interest in any business enterprise, other than inventory in the course of the business of the Company;
(vii)    any mortgages, indentures, guaranties, loans or credit agreements, security agreements, notes or other Contracts relating to Indebtedness;
(viii)    any Contract containing covenants or other obligations granting or containing any current or future commitments regarding exclusive rights, non-competition, nonsolicitation, “most favored nations” provisions, restrictions on the operation or scope of the Company’s business or operations, or similar terms;
(ix)    any joint venture, partnership, stockholder, voting trust or similar Contracts, or any Contracts in respect of a branded credit card;
(x)    any Contract with any Related Person; and
(xi)    any other Contract not identified in clauses (i) through (x) above that involves the expenditure or receipt by the Company of $150,000 or more on an annual basis or that is otherwise individually material to the Company.

(b)    The Company has made available to Buyer true, correct and complete copies of all Material Contracts, including each amendment, supplement or modification thereto, as in effect on the date hereof. The Company has performed in all material respects all obligations imposed on it in the Material Contracts, and the Company is not, nor, to the Knowledge of the Company, is any other party thereto, in material breach or default thereunder, nor, to the Knowledge of the Company, has any event occurred that with notice or lapse of time or both would constitute a material breach or default thereunder. None of the parties to any Material Contract has terminated or given written or, to the Company’s Knowledge, oral notice of termination to the Company of any such Material Contract or written notice of any such party’s intention not to use the Company’s services or to provide services to the Company under any of the Material Contracts. Each Material Contract is valid and binding and in full force and effect except to the extent that the same may be subject to the Laws of general application relating to bankruptcy, insolvency, reorganization and the relief of debtors and rules of Law governing specific performance, injunctive relief or other equitable remedies.
2.19.    Environmental Matters. The Company has not: (a) received any written or, to the Knowledge of the Company, oral notice of any alleged claim, investigation, violation of or Liability under any Environmental Law which has not heretofore been cured or for which there is any remaining material Liability; (b) (i) disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Materials, (ii) arranged for the disposal, discharge, storage or release of any Hazardous Materials or (iii) exposed any employee or other individual to any Hazardous Materials so as to give rise to any material liability or corrective or remedial obligation under any Environmental Laws; or (c) entered into any agreement that requires it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of violations of Environmental Laws or activities of the Company, if any, related to Hazardous Materials. The Company since January 1, 2010 has been in compliance in all material respects with all applicable Environmental Laws. The Company is not subject to any Orders pursuant to any applicable Environmental Law. The Company has made available to Buyer any environmental audits and environmental assessments of any facility owned or leased by the Company that are in the possession or control of the Company. There are no Hazardous Materials in, on, or under any properties owned or leased by the Company such as could reasonably give rise to any material liability or corrective or remedial obligation of the Company under any Environmental Laws or any Material Contract.
2.20.    Broker Fees. Except for the investment banking fee owed to Financo, LLC by the Company, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with the Agreement or any transactions contemplated hereby.
2.21.    Related Party Transactions. Except as set forth in Schedule 2.21, no officer or director of the Company, nor, to the Knowledge of the Company, any Seller, nor to the Knowledge of the Company, any of their respective Affiliates or immediate family members (any of the foregoing, a “Related Person”), is presently, or within the past three (3) years has been, a party to any transaction with the Company (other than ordinary course sales of goods by the Company), including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Company), (b) providing for the rental of real or personal property from, or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Company in the ordinary course of business consistent with past practice) any Related Person. No Seller, nor any officer or director of the Company, has any loans outstanding from the Company except, in the case of officers and directors of the Company, for business expenses in the ordinary course of business, consistent with past practices.
2.22.     Employee Benefit Plans and Compensation.
(a)    Schedule 2.22(a) contains an accurate and complete list of each Company Benefit Plan as of the date of this Agreement. Except to the extent required by applicable Law, neither the Company nor any of its ERISA Affiliates has made any commitment to establish, adopt or enter into any new Company Benefit Plan, or to modify any Company Benefit Plan in any material manner.
(b)    The Company has made available to Buyer, in each case, to the extent applicable, (i) correct and complete copies all Company Benefit Plan documents, (ii) the three (3) most recent annual reports (Form 5500 series and all schedules and financial statements attached thereto), if any, required under ERISA for any Company Benefit Plan, (iii) if any Company Benefit Plan is funded, the most recent annual and periodic accounting of such Company Benefit Plan’s assets, (iv) material communications relating to any Company Benefit Plan that relates to any material amendments, terminations, increases or decreases in benefits, acceleration of payments or vesting schedules that would result in any Liability to the Company or its ERISA Affiliates, (v) the currently effective summary plan description, together with each summary of material modifications, if required by ERISA, and (vi) the most recent IRS determination letter issued with respect to each applicable Company Benefit Plan.
(c)    Each Company Benefit Plan has been established and maintained in accordance with its terms and in material compliance with all applicable Laws. The Company and each of its Affiliates has performed all material obligations required to be performed by it under each Company Benefit Plan or under applicable Law with respect to such Company Benefit Plan. Each employee of the Company who serves as a fiduciary with respect to a Company Benefit Plan and, to the Knowledge of the Company, each third-party that serves as a plan administrator or other fiduciary with respect to a Company Benefit Plan has performed all material obligations required to be performed by him, her or it under such Company Benefit Plan or under applicable Law with respect to such Company Benefit Plan. Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code either has timely obtained a favorable determination letter from the IRS, or is in the form of a prototype, master or volume submitter plan document that has a current opinion letter from the IRS, in either case, stating that such Company Benefit Plan in form meets the applicable requirements of Section 401(a) of the Code, and nothing has occurred since the date of such determination letter or opinion letter that would reasonably be expected to affect the ability of the Company to rely upon such letter. No non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) has occurred with respect to any Company Benefit Plan which could reasonably give rise to a material liability to the Company or any Affiliate. There are no Actions pending or, to the Knowledge of the Company, threatened (other than routine claims for benefits and appeals of denied claims) with respect to any Company Benefit Plan. There are no audits, inquiries or proceedings pending or, to the Knowledge of the Company, threatened by the IRS, U.S. Department of Labor or any other Governmental Authority with respect to any Company Benefit Plan. The Company and its ERISA Affiliates are not subject to any penalty or tax with respect to any Company Benefit Plan under Section 502(i) of ERISA or Chapter 43 of the Code. No Company Benefit Plan is maintained outside of the U.S.
(d)    No Company Benefit Plan maintained, sponsored or contributed to by the Company or any ERISA Affiliate currently or within the six (6) year period prior to the Closing is (i) an employee benefit plan subject to Section 412 of the Code or Title IV of ERISA, (ii) a “multiemployer plan” within the meaning of Section (3)(37) of ERISA or (iii) a “multiple employer” plan within the meaning of Section 413 of the Code or Section 4063 of ERISA, and neither the Company nor any ERISA Affiliate has any Liability with respect to any such plan.
(e)    No Company Benefit Plan provides health or death benefit coverage beyond the termination of an employee’s termination of covered employment, except as required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or any state Law requiring continuation of benefits coverage following termination of covered employment.
(f)    There is no contract, agreement, plan or arrangement to which the Company is a party which, individually or collectively, (i) could reasonably give rise to the payment of any amount that would not be deductible as a result of the application of Sections 162(m) or 280G of the Code or (ii) could reasonably require the Company, Buyer or any Affiliate of Buyer to gross up a payment to any Company employee for Tax related payments or cause a penalty or additional tax under Section 409A of the Code.
(g)    No benefit under any Company Benefit Plan will be established, or become accelerated, vested or payable, and none of the Company Benefit Plans will require the Company to fund any Liabilities or place in trust or otherwise set aside any amounts due under such plans, by reason of any transaction contemplated under this Agreement.
2.23.    Labor and Employment Matters.
(a)    The Company (i) has complied in all material respects with all applicable foreign, federal, state and local Laws, collective bargaining agreements, works agreements, rules, practices and regulations respecting employment, employment practices and terms and conditions of employment, including those relating to wages and hours, in each case, with respect to present and former Company employees, (ii) has withheld and reported all amounts required by applicable Law to be withheld and reported with respect to wages, salaries and other payments to Company employees, (iii) is not liable for any arrears of wages, Taxes or penalties for failure to comply with any of the foregoing, (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Company employees (other than routine payments to be made in the normal course of business and consistent with past practice), except for any such liability that would not, individually or in the aggregate, be material to the Company. There are no pending or, to the Knowledge of the Company, threatened or reasonably anticipated claims or actions against the Company under any worker’s compensation policy or long-term disability policy. The Company does not have or anticipate any direct or indirect liability with respect to any employee leased from another employer. The Company has properly classified as an employee or independent contractor each Person that provides or has provided services to the Company, and as to each such Person that was an employee, the Company properly classified such employee as exempt or non-exempt under applicable wage and hour laws.
(b)    No work stoppage or labor strike against the Company is pending or, to the Knowledge of the Company, threatened or reasonably anticipated. The Company has no Knowledge of any activities or proceedings of any labor union to organize any Company employees. There are no actions, suits, claims, labor disputes or grievances pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any labor, safety, discrimination or other matters arising under Laws relating to employment involving any Company employees (or applicants). The Company has not engaged in any unfair labor practices within the meaning of the National Labor Relations Act. The Company presently is not, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Company employees, and no collective bargaining agreement is being negotiated by the Company.
(c)    Subject to the requirements of applicable Law relating to the confidentiality of employee information, concurrently with the signing of this Agreement, the Company will deliver to Buyer a complete and accurate list of all employees of the Company as of July 17, 2014 showing for each Company employee as of that date the employee’s name, job title or description, exempt/nonexempt status, full-time/part-time status, accrued vacation time and sick leave or other paid time off, and salary level (including any bonus or deferred compensation arrangements other than any such arrangements under which payments are at the discretion of the Company) and also showing any bonus, commission or other remuneration other than salary paid through such date during the Company’s 2014 fiscal year. Except as set forth in Schedule 2.23(c), all Company employees are employed by the Company “at will”.
2.24.    Insurance. Schedule 2.24 lists as of the date of this Agreement all insurance policies covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company, including the type of coverage, the carrier, the amount of coverage, the term and the annual premiums of such policies. Such policies are in full force and effect, all premiums due and payable have been paid, and no notice of default, cancellation or termination, coverage limitation or reduction or material premium increase with respect to any such policy has been received by the Company with respect to any such policy. The Company has complied in all material respects with the terms and provisions of such policies. There is no material claim by the Company pending under any of such policies as to which coverage has been denied or disputed by the underwriters of such policies. All insurance policies maintained by the Company will remain in full force and effect following consummation of the transactions contemplated by this Agreement. To the Company’s Knowledge, the Company has duly and timely made all claims that it is entitled to make under such insurance policies.
2.25.    Suppliers. Section 2.25 lists the ten (10) largest suppliers of goods and services to the Company for each of (i) the five (5) fiscal months ended May 24, 2014 and (ii) the fiscal year ended December 28, 2013 based on amounts paid by the Company to such suppliers during such periods (each, a “Top Supplier”). No Top Supplier has provided written or, to the Knowledge of the Company, oral notice that it intends terminate any Contract between such Top Supplier and the Company or otherwise modify its relationship with the Company in a manner that is materially adverse to the Company (other than general and customary price increases). The Company has not within the past twelve (12) months been engaged in a material dispute with any Top Supplier.
2.26.    Bank Accounts. Schedule 2.26 lists as of the date of this Agreement all bank accounts, lock boxes and safe deposit boxes relating to the business and operations of the Company (including the name of the bank or other institution where such account or box is located).
2.27.    No Other Representations or Warranties. Except for the representations and warranties of the Company contained in this Article II and of the Sellers contained in Article III (in each case, as modified by the Company Disclosure Schedules) or in any other Transaction Documents, neither the Company nor the Sellers, nor any of their respective Representatives, nor any other Person makes or has made any other representation or warranty, express or implied, at law or in equity, in respect of the Company or its Affiliates, their respective businesses, the Sellers, the sale of the Purchased Shares or any of the other transactions contemplated by this Agreement or the other Transaction Documents, and the Company and the Sellers hereby expressly disclaim any other representations or warranties, whether made by the Company, the Sellers or any of their respective Representatives. Except for the representations and warranties contained in Article II and Article III hereof (as modified by the Company Disclosure Schedules) or in any other Transaction Documents, the Company and the Sellers disclaim all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to Buyer or any of its Representatives (including any opinion, information, projection or advice that may have been or may be provided to Buyer or any of its Representatives by the Company, any Seller or any of their respective Representatives).
ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF THE SELLERS
Each Seller hereby severally, but not jointly, represents and warrants to Buyer that, except as disclosed in the Company Disclosure Schedules, each of the following is true and correct as of the date of this Agreement and, on the Closing Date, as of the Closing:
3.1.    Organization and Good Standing. Such Seller, if not an individual person, is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation.
3.2.    Authority. Such Seller has all requisite corporate or other power and authority to enter into this Agreement and the other Transaction Documents to which it is or is required to be party, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents to which it is or is required to be a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or other action on the part of such Seller, and no further action is required on the part of such Seller to authorize this Agreement, the Transaction Documents, and the transactions contemplated hereby and thereby. This Agreement and the other Transaction Documents to which such Seller is or is required to be a party have been (or upon their execution and delivery will be) duly executed and delivered by such Seller and, assuming the due authorization, execution and delivery by the other parties hereto or thereto, as applicable, constitute the valid and binding obligation of such Seller, enforceable against such Seller in accordance with their respective terms, except as such enforceability may be subject to the Laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of Law governing specific performance, injunctive relief or other equitable remedies.
3.3.    Title to Purchased Shares. Such Seller has good and marketable title to, and is the legal and beneficial owner of, its portion of the Purchased Shares set forth on Annex I hereto, and upon consummation of the purchase contemplated herein, Buyer will acquire from such Seller good and marketable title to such Purchased Shares, free and clear of all Liens, except for potential restrictions on resale under applicable securities Laws and Liens incurred by Buyer. Such Seller did not acquire any of the Purchased Shares through a securities exchange or over-the-counter sale from Persons who are not Sellers (or Affiliates thereof) hereunder.
3.4.    No Conflict. The execution and delivery by such Seller of this Agreement and the other Transaction Documents to which it is or is required to be party, and the consummation of the transactions contemplated hereby and thereby, will not result in or give rise to a Conflict under (i) any provision of such Seller’s Governing Documents, if such Seller is not a natural person, (ii) any Contract to which such Seller or any of its properties is a party or is bound, or (iii) any Law or Order applicable to such Seller or its properties, except in each case of clauses (i) through (iii), where such Conflict has not had and would not reasonably be expected to have a Seller Material Adverse Effect with respect to such Seller. Such Seller is not a foreign person within the meaning of Section 1445(b)(2) of the Code.
3.5.    Governmental Consents. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with any Governmental Authority is required by or with respect to such Seller in connection with the execution and delivery of this Agreement or the other Transaction Documents to which it is or is required to be a party or the consummation of the transactions contemplated hereby or thereby, except for such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings that, the failure of which to obtain or make, has not had and would not reasonably be expected to have a Seller Material Adverse Effect with respect to such Seller.
3.6.    Litigation. There is no Action pending or, to the Knowledge of such Seller, threatened against such Seller or any of its Affiliates or any of their respective properties or officers or directors in their capacity as such which, if adversely determined, would reasonably be expected to have a Seller Material Adverse Effect with respect to such Seller.
3.7.    No Other Representations or Warranties. Except for the representations and warranties of the Sellers contained in this Article III and of the Company contained in Article II (in each case, as modified by the Company Disclosure Schedules) or in any other Transaction Documents, neither the Company nor the Sellers, nor any of their respective Representatives, nor any other Person, makes or has made any other representation or warranty, express or implied, at law or in equity, in respect of the Company or its Affiliates, their respective businesses, the Sellers, the sale of the Purchased Shares or any of the other transactions contemplated by this Agreement or the other Transaction Documents, and the Company and the Sellers hereby expressly disclaim any other representations or warranties, whether made by the Company, the Sellers or any of their respective Representatives. Except for the representations and warranties contained in Article II and Article III hereof (as modified by the Company Disclosure Schedules) or in any other Transaction Documents, the Company and the Sellers disclaim all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to Buyer or any of its Representatives (including any opinion, information, projection or advice that may have been or may be provided to Buyer or any of its Representatives by the Company, any Seller or any of their respective Representatives).
ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer hereby represents and warrants to the Company and each Seller that each of the following is true and correct as of the date of this Agreement and, on the Closing Date, as of the Closing:
4.1.    Organization and Standing. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Michigan. Buyer has the corporate power to own its properties and to carry on its business as currently being conducted. Buyer is duly qualified or licensed to do business and in good standing as a foreign corporation in each jurisdiction in which it conducts business, except for those jurisdictions in which the failure to be so qualified or licensed and in good standing has not had and would not be reasonably expected to have a Buyer Material Adverse Effect.
4.2.    Authority. Buyer has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is or is required to be a party, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents to which it is or is required to be a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Buyer, and no further action is required on the part of Buyer to authorize this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby. This Agreement and the other Transaction Documents to which Buyer is or is required to be a party have been (or upon their execution and delivery will be) duly executed and delivered by Buyer and, and, assuming the due authorization, execution and delivery by the other parties hereto or thereto, as applicable, constitute the valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, except as such enforceability may be subject to the Laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of Law governing specific performance, injunctive relief or other equitable remedies.

4.3.    No Conflict. Except for any necessary approval or the termination of any waiting period under Antitrust Laws, the execution and delivery by Buyer of this Agreement and the other Transaction Documents to which Buyer is or is required to be a party does not, and the consummation of the transactions contemplated hereby and thereby will not, result in or give rise to a Conflict under (i) any provision of Buyer’s Governing Documents, (ii) any Contract to which Buyer or any of its properties is a party or is bound, or (iii) any Law or Order applicable to Buyer or its properties, except in each case of clauses (i) through (iii), where such Conflict has not had and would not reasonably be expected to have a Buyer Material Adverse Effect.
4.4.    Government Consents. Except for any necessary approval or the termination of any waiting period under HSR, no consent, waiver, approval, order or authorization of, or registration, declaration or filing with any Governmental Authority is required by or with respect to Buyer in connection with the execution and delivery of this Agreement or the other Transaction Documents to which it is or is required to be a party or the consummation of the transactions contemplated hereby or thereby.
4.5.    Litigation. There is no Action pending or, to the Knowledge of Buyer, threatened against Buyer or any of its Affiliates or any of their respective properties or officers or directors in their capacity as such which, if adversely determined, would reasonably be expected to have a Buyer Material Adverse Effect.
4.6.    Capital Resources; Solvency. Buyer has sufficient capital resources available to it to pay any amounts required to be paid hereunder, including Sections 1.2 and 1.4 hereof, and to perform all of its obligations hereunder. Buyer is not insolvent and the consummation of the transactions contemplated by this Agreement will not cause Buyer to become insolvent.
4.7.    Investment Intent. Buyer is acquiring the Purchased Shares for its own account for investment only and not with a view to the distribution or resale thereof (as such terms are defined in the Securities Act). Buyer understands that the Purchased Shares have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.
4.8.    No Other Representations or Warranties. Except for the representations and warranties of Buyer contained in this Article IV or in any other Transaction Documents, neither Buyer nor any of its Representatives, nor any other Person makes or has made any other representation or warranty, express or implied, at law or in equity, in respect of Buyer or its Affiliates, its businesses, the purchase of the Purchased Shares or any of the other transactions contemplated by this agreement or the other Transaction Documents, and Buyer hereby expressly disclaims any other representations or warranties, whether made by Buyer or any of its Representatives (for the avoidance of doubt, the forgoing shall not affect the rights of any Contributing Seller under the Contribution Agreement or any of the other agreements, instruments and documents to be entered into in connection therewith).
ARTICLE V.
COVENANTS; ADDITIONAL AGREEMENTS

5.1.    Access.
(f)    From the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with Section 8.1 (the “Interim Period”), the Company shall give, and shall direct its Representatives to give, Buyer and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, and subject to any attorney-client privilege or confidentiality agreement with a third Person, reasonable access to all offices and other facilities and to all employees, properties, Contracts, commitments, books and records, financial and operating data and other information, of or pertaining to the Company, as Buyer or its Representatives may reasonably request regarding the Company and its business, assets, Liabilities, financial condition, operations, management, employees and other aspects, and instruct each of the Company’s Representatives to reasonably cooperate with Buyer and its Representatives in providing such access; provided, however, that Buyer and its Representatives shall undertake any such access in such a manner as not to unreasonably interfere with the business or operations of the Company.
(g)    Following the Closing, Buyer shall give, and shall direct the Company and its Representatives to give, the Seller Representative and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, commitments, books and records, financial and operating data and other information, of or pertaining to the Company, as the Seller Representative or its Representatives may reasonably request regarding the Company and its business, assets, Liabilities, financial condition, operations, management, employees and other aspects, as may be necessary for the preparation of regulatory filings or Tax Returns of the Company in respect of periods prior to the Closing, and instruct each of the Company’s Representatives to reasonably cooperate with the Seller Representative and its Representatives in providing such access; provided, however, that the Seller Representative and its Representatives shall undertake any such access in such a manner as not to unreasonably interfere with the business or operations of the Company.
5.2.    Conduct of Business.
(a)    Unless Buyer shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or as set forth on Schedule 5.2, the Company shall (i) conduct its business, in all material respects, in the ordinary course of business consistent with past practice, and (ii) take those commercially reasonable measures necessary or appropriate to, in all material respects, (A) preserve intact its business organization, (B) keep available the services of its officers, employees and consultants, (C) maintain its existing relationships with its material customers and suppliers, and (D) preserve the possession, control and condition of its assets, all as consistent with past practice.
(b)     Without limiting the generality of Section 5.2(a) and except as contemplated by the terms of this Agreement or as set forth on Schedule 5.2, during the Interim Period, without the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not:

(i)    amend, waive or otherwise change, in any material respect, the provisions of its Governing Documents;
(ii)    other than securities issued pursuant to stock options previously granted pursuant to the Company Incentive Plan in the ordinary course of business, authorize for issuance, issue, grant, sell, pledge, dispose of, or propose to issue, grant, sell, pledge or dispose of, any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, including any securities convertible into or exchangeable for any of its equity securities of any class and any equity-based awards;
(iii)    split, combine, recapitalize or reclassify any of its equity securities in respect thereof or pay or set aside any distribution or other dividend (whether in cash, equity or property or any combination thereof) in respect of its equity securities, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its equity securities or stock options (except upon the termination of employment or service of an employee, director, consultant or agent of the Company pursuant to the terms of the Company Incentive Plan or other Contract pursuant to which such equity securities or options were granted or issued);
(iv)    adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;
(v)    sell, lease, license, transfer, exchange, subject to a Lien or otherwise dispose of any material assets outside of the ordinary course of business, other than the creation of a Permitted Lien;
(vi)    acquire, including by merger, consolidation, acquisition of stock or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material assets outside the ordinary course of business;
(vii)    close or materially reduce its activities, or effect any layoff at any of its facilities;
(viii)    establish any Subsidiary or enter into any new line of business;
(ix)    incur, create, assume, prepay or otherwise become liable for any Indebtedness in excess of $250,000 individually or $500,000 in the aggregate, make a loan to or investment in any third party (other than ordinary course trade payables and advancement of expenses to employees in the ordinary course of business); provided, that the foregoing will not prevent the Company from drawing from previously existing credit lines or from refinancing any previously existing Indebtedness for the same or lesser amounts on terms more favorable to the Company, as determined in the reasonable judgment of the Company;
(x)    increase the wages, salaries or compensation of its employees in the aggregate by more than five percent (5%), increase bonuses for employees in the aggregate in excess of five percent (5%) or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Company Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law, pursuant to the terms of any Company Benefit Plans or in the ordinary course of business consistent with past practice;
(xi)    terminate, waive or assign any material right under any Material Contract or enter into any new Material Contract outside of the ordinary course of business;
(xii)    fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;
(xiii)    make any change in any of its methods of accounting or make any reclassification of assets or liabilities, except as may be required by Law or GAAP;
(xiv)    make, amend, change or revoke any material Tax election, change any annual Tax accounting period, change any method of Tax accounting, consent to any waiver or extension of any statute of limitations with respect to Taxes or Tax Returns, enter into any closing agreement with respect to any Tax, settle or compromise any Tax claim or any assessment or surrender any right to claim a Tax refund;
(xv)    fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;
(xvi)    settle or compromise any Action, other than an Action in an aggregate amount not in excess of $250,000; provided, that the settlement documents related to any such settlement do not involve any material non-monetary obligations on the part of the Company or Buyer;
(xvii)    make capital expenditures in excess of $250,000 individually for any project (or set of related projects) or $500,000 in the aggregate;
(xviii)    enter into, amend, waive or terminate (other than terminations in accordance with their terms) any material transaction with any Related Person (other than compensation or benefits transactions or the advancement of expenses, in each case, in the ordinary course of business consistent with past practice);
(xix)    declare a cash dividend in respect of Common Stock which is not paid prior to the Closing; or
(xx)    authorize or agree to do any of the foregoing actions.
5.3.    Confidentiality. All information obtained by Buyer and its Representatives, on the one hand, and the Company and its Representatives, on the other hand, pursuant to this Agreement or the Confidentiality Agreement, dated as of March 19, 2014, by and between Buyer and the Company (the “Confidentiality Agreement”), shall be kept confidential in accordance with and subject to the Confidentiality Agreement.

5.4.    Publicity. The parties hereto agree that no public release, filing or announcement concerning this Agreement or the transactions contemplated hereby shall be issued by any party or any of their Representatives without the prior written consent of the Buyer, the Company and the Seller Representative (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable party shall use commercially reasonable efforts to allow the other parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.
5.5.    No Solicitation.
(d)    During the Interim Period, the Company and the Sellers shall not, nor authorize any of their respective Representatives to, directly or indirectly, take any of the following actions with any party other than Buyer and its Affiliates without the prior written consent of Buyer: (i) solicit, initiate or knowingly assist or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding the Company or its businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than Buyer or its Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, or (iv) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal. Upon the execution of this Agreement, the Company and the Sellers shall, and shall cause their respective Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person (other than Buyer or its Affiliates) with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations. During the Interim Period, the Company and the Sellers shall notify Buyer as promptly as practicable (and in any event within two (2) Business Days) after the receipt by such party or any of its Representatives of (A) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could reasonably be expected to result in an Acquisition Proposal, and (B) any request for non-public information relating to such party or its Affiliates in connection with a potential Acquisition Proposal. If the Company and/or a Seller is prohibited from disclosing such information as a result of pre-existing confidentiality obligations, the Company and the Sellers shall endeavor in good faith to disclose the maximum amount of information possible to Buyer as required under this Agreement without violating the terms of such pre-existing confidentiality obligations and shall use reasonable commercial efforts to cause the Person making such offer or proposal to waive such confidentiality obligations to the extent necessary to disclose to Buyer the information required by the preceding sentence.
(e)    During the Interim Period, the Sellers shall not pledge or transfer any of their shares of Common Stock except to Buyer or its Affiliate as contemplated herein or as contemplated in the Contribution Agreement.

5.6.    Commercially Reasonable Efforts; Regulatory Approvals.
(a)    Subject to the terms and conditions of this Agreement, each party shall (and shall cause its Affiliates to) use its commercially reasonable efforts and shall reasonably cooperate with the other parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement (including the receipt of all required consents and approvals of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities and applicable Laws applicable to the transactions contemplated by this Agreement. Prior to the Closing, each party shall use its commercially reasonable efforts to obtain any consents of third Persons as may be necessary for the consummation of the transactions contemplated hereby by such party or required as a result of the execution, performance or consummation of the transactions contemplated hereby by such party, and the other parties shall provide reasonable cooperation in connection with such efforts.
(b)    In furtherance and not in limitation of Section 5.6(a), to the extent required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”), and any other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (“Antitrust Laws”), each of Buyer and the Company agrees to make any required filing or application under Antitrust Laws with respect to the transactions contemplated hereby as promptly as reasonably practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under Antitrust Laws as soon as reasonably practicable, including by requesting early termination of the waiting period provided for under Antitrust Laws. Buyer and the Company shall each bear fifty percent (50%) of the filing fee in respect of the filing for HSR. Each of Buyer and the Company shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other parties reasonably informed of any communication received by such party or its Representatives from, or given by such party or its Representatives to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other U.S. or foreign Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the transactions contemplated by this Agreement; (iii) permit the other parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such applicable Governmental Authority or other Person, give the other parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a party is prohibited from participating in or attending any meetings or conferences, keep such party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, or responding to requests or objections made by any Governmental Authority.
(c)    To the extent not filed prior to the date hereof, as soon as reasonably practicable following the date of this Agreement, the parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement. Each party shall give prompt written notice to the other parties if such party or its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other parties with a copy of such Governmental Authority notice. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement as violative of any applicable Law or that would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, the parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to permit consummation of the transactions contemplated by this Agreement, including in order to resolve such objections or suits which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any other Transaction Document, the parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.
(d)    Notwithstanding anything herein to the contrary, no party shall be required to agree to any term, condition or modification with respect to obtaining any consents in connection with the transactions contemplated by this Agreement that would result in, or would be reasonably likely to result in such party or its Affiliates having to cease, sell or otherwise dispose of any material assets or businesses (including the requirement that any such assets or business be held separate).
5.7.    Supplemental Disclosures. During the Interim Period, the Company and the Sellers shall promptly notify Buyer in writing with respect to any matter hereafter arising or discovered that, if existing or known on the date hereof, would have been required to be set forth or described in the Company Disclosure Schedules on the date hereof or would cause the representations and warranties of the Company or the Sellers made pursuant to this Agreement not to be true and correct; provided, however, no such disclosure shall cure any breach of any representation or warranty except to the extent set forth in the final sentence of this Section 5.7. With respect to a disclosure made pursuant to the preceding sentence, the Company and the Seller Representative on behalf of the Sellers may by notice in accordance with the terms of this Agreement, supplement or amend the Company Disclosure Schedules in respect of any event, circumstance or matter so disclosed (i) that occurred (or, with respect to any existing circumstance, worsened) during the Interim Period, (ii) as to which to the Company or the Seller, as applicable, did not have Knowledge as of the date of this Agreement and (iii) that did not arise as a result of the breach of a covenant of the Company or a Seller contained in this Agreement (any disclosure meeting such requirement, a “Special Supplemental Disclosure”). Except as set forth in the final sentence of this Section 5.7, no such Special Supplemental Disclosure shall be deemed to cure any breach for any purpose of this Agreement, including Section 6.2(a) or 6.2(b) or Buyer’s right to indemnification pursuant to Section 9.2. Notwithstanding the foregoing, if (a) such Special Supplemental Disclosures, in the aggregate, would, taken together with all other breaches of the representations, warranties and covenants contained herein, result in a Company Material Adverse Effect or a Seller Material Adverse Effect, (b) the Company or the Seller Representative delivers notice to Buyer no later than three (3) Business Days prior to the Closing that indicates that such Special Supplemental Disclosures in the aggregate, have, taken together with all other breaches of the representations, warranties and covenants contained herein, resulted in a Company Material Adverse Effect or a Seller Material Adverse Effect, and (c) the Closing nevertheless occurs, any Special Supplemental Disclosures will be effective to cure and correct for all purposes any breach of any representation or warranty that would have existed if the Company or the Seller Representative had not made such Special Supplemental Disclosures, and all references to the Company Disclosure Schedules shall for all purposes after the Closing be deemed to be a reference to the Company Disclosure Schedules as so supplemented or amended by such Special Supplemental Disclosures.
5.8.    Indemnification and Exculpation. Each of Buyer and the Company agree that all rights to indemnification or exculpation existing in favor of, and all limitations on the personal liability of, each present and former individual director, officer, employee, fiduciary and agent of the Company (each, a “Company Indemnitee”) provided for in the Company’s Governing Documents shall continue in full force and effect for a period of six (6) years from the Closing; provided, however, that all rights to indemnification in respect of any claims asserted or made within such period shall continue until the disposition of such claim. Buyer shall not amend the Governing Documents of the Company to amend, repeal or otherwise modify, in each case with retroactive effect, the provisions thereunder regarding the limitation of certain liabilities and indemnification of Company Indemnitees in a manner that would adversely affect the rights of the Company Indemnitees for actions taken or events occurring in periods on or prior to the Closing Date. The obligations under this Section 5.8 shall not be terminated or modified in such a manner as to adversely affect any Company Indemnitee to whom this Section 5.8 applies without the consent of such affected Company Indemnitee (it being expressly agreed that the Company Indemnitees to whom this Section 5.8 applies shall be third party beneficiaries of this Section 5.8 and shall be entitled to enforce the covenants contained herein). Notwithstanding anything else to the contrary contained herein, in no event will the Company be obligated to indemnify any Person where such indemnification would be in violation of applicable Law.
5.9.    Tax Matters.
(a)    Tax Returns for Pre-Closing Periods. The Company, at its sole cost and expense, will prepare or cause to be prepared in a manner consistent with the prior Tax Returns of the Company and timely file all Tax Returns required to be filed by or on behalf of the Company after the Closing which apply to periods ending on or prior to the Closing Date (“Pre-Closing Periods”). No later than thirty (30) days prior to filing, the Company will deliver to the Seller Representative all such Tax Returns and will permit the Seller Representative to review and comment on each such Tax Return and will make such revisions to such Tax Returns as are reasonably requested by the Seller Representative, if received at least five (5) days prior to filing.
(b)    Tax Returns for Straddle Periods. To the extent that any Tax Returns of the Company relate to any Tax periods which begin on or prior to the Closing Date and end after the Closing Date (each, a “Straddle Period”), the Company, at its cost and expense, will prepare or cause to be prepared in a manner consistent with the prior Tax Returns of the Company and file or cause to be filed any such Tax Returns. The Company will permit the Seller Representative to review and comment on each such Tax Return described in the preceding sentence at least thirty (30) days prior to filing such Tax Returns and will make such revisions to such Tax Returns as are reasonably requested by the Seller Representative, if received at least five (5) days prior to filing. For purposes of this Section 5.9(b), in the case of any Taxes that are imposed on a periodic basis and are payable for a Straddle Period, the portion of such Tax that relates to the portion of such Taxable period ending on the Closing Date shall (i) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in the entire Tax period, and (ii) in the case of any Tax based upon or related to income or receipts, be determined and apportioned using an interim closing of the books as of the close of business on the Closing Date; provided, however, that all exemptions, allowances, or deductions for the entire Tax period which are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the two short periods in proportion to the number of days in each period. Any credits relating to a Straddle Period shall be taken into account as though the relevant Tax period ended on the Closing Date.
(c)    Cooperation on Tax Matters. Buyer, the Company and the Seller Representative will cooperate fully, as and to the extent reasonably requested by the other parties, in connection with the filing of all Tax Returns and any audit or other Action with respect to Taxes; provided, that the Seller Representative shall not be obligated to incur (directly or indirectly, on behalf of itself or the Sellers) more than de minimis out of pocket cost in doing so. Such cooperation will include the retention and (upon the other parties’ request) the provision of records and information that are reasonably relevant to any such Tax Return or audit or other Action, making employees available on a mutually convenient basis to provide additional information and explanations of any material provided hereunder and using commercially reasonable efforts to mitigate Tax liabilities of the Company resulting from any claim or assertion by any Governmental Authority, or any voluntary disclosure or other filing by Buyer or the Company with any Governmental Authority. Buyer and the Company agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning on or before the Closing Date until the expiration of the statute of limitations of the relevant taxable periods (and any extensions thereof), and to abide by all record retention agreements entered into with any Governmental Authority.

(d)    Amendments. Except in connection with an audit resolved pursuant to Section 9.5 and this Section 5.9 (including consistent correlative adjustments for non-audited taxable periods), neither Buyer, the Company nor any Affiliate thereof may amend a Tax Return filed by the Company or file or amend any Tax election of the Company, in each case, for a taxable period ending on or before the Closing Date that would result in a Tax liability for which the Sellers, directly or indirectly (including through the Indemnity Escrow Account), would be responsible under Section 9.2(a) without the consent of the Seller Representative, not to be unreasonably withheld, delayed or conditioned. Buyer will, upon request by the Seller Representative, and at its sole expense, cooperate in the preparation of and submission to the proper Governmental Authority of any such amended Tax Return which is required to cause such Tax Return to be consistent with adjustments to the Tax Returns of the Company for any other taxable period proposed by any Governmental Authority, or to give effect to an allowable loss carryback or carryover from a taxable period of the Company ending on or before the Closing Date.
(e)    Voluntary Disclosures. Neither Buyer nor the Company shall make any voluntary disclosure or similar filing on behalf of the Company to any Governmental Authority that could reasonably be expected to result in a Tax liability or current payment obligation for which the Sellers, directly or indirectly (including through the Escrow Account), would be responsible under Section 9.2(a) without first providing the Seller Representative at least twenty (20) days advance notice and an opportunity to consult with Buyer and the Company regarding such voluntary disclosure or filing.
(f)    Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the Transactions will be borne equally by Buyer, on the one hand, and the Sellers, on the other hand. The Seller Representative shall prepare and file all necessary documentation and Tax Returns with respect to such Transfer Taxes; provided, however, that each party shall cooperate and take any action reasonably requested by the other parties which does not cause such other party to incur more than de minimis out of pocket cost in order to minimize such Transfer Taxes.
(g)    Closing Date Actions. The Company hereby agrees that it will not, and Buyer hereby agrees that it will not cause or permit the Company to, take any action on the Closing Date other than in the ordinary course of business consistent with past practice of the Company prior to the Closing Date (except as expressly contemplated by this Agreement and the Contribution Agreement, including the consummation of the transactions contemplated by Section 5.11)). Without limiting the foregoing, the Company shall not make any Tax elections on the Closing Date that effect periods on or prior to the Closing Date.
5.10.    Preservation of Records. The Company agrees, and Buyer agrees to cause the Company to act in such a manner, to preserve and keep the records held by the Company as of the Closing relating to Taxes for a period of seven (7) years from the Closing Date and otherwise to maintain other material records in accordance with the Company’s document retention policy and to make such records and its personnel available to the Seller Representative as may be reasonably required in connection with any reasonable business purpose, including, among other things, any insurance claims by, Tax audits against, Actions by or against, or governmental investigations of, the Company or the Sellers or any of their Affiliates in relation to the Company, or in order to enable the Sellers to comply with their respective obligations under the Transaction Documents.
5.11.    Post-Closing Contribution and Merger. On the Closing Date, immediately after the Closing, (a) the Contributing Sellers and Buyer will, and Buyer will cause Holdco to, consummate the transactions contemplated by the Contribution Agreement, pursuant to which Holdco will receive all of the Purchased Shares and the Contributed Shares, then immediately thereafter (b) Buyer will cause Holdco to transfer all of the Purchased Shares and the Contributed Shares to Merger Sub, and then immediately thereafter (c) Buyer and the Company will cause Merger Sub to merge with and into the Company pursuant to Section 253 of the Delaware General Corporation Law, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Holdco (the “Short Form Merger”). In the Short Form Merger, all issued and outstanding shares of capital stock of the Company will be cancelled, and each stockholder of the Company at the time of the Short Form Merger (other than Merger Sub) (the “Other Stockholders”) shall be entitled to receive for each share of Common Stock held by such Other Stockholder an amount in cash equal to the Closing Price Per Share (subject to any exercise by such Other Stockholder of its appraisal rights under Section 262 of the Delaware General Corporation Law). Additionally, the Other Stockholders shall be entitled to receive their portion of any amounts payable pursuant to Section 1.4(b) as a result of the Final Equity Value being greater than the Estimated Equity Value. Within ten (10) days after the consummation of the Short Form Merger, the Company will deliver to the Other Stockholders written notice of the Short Form Merger and an information statement regarding the Short Form Merger and the transactions contemplated by this Agreement and containing such other disclosures as may be required under Delaware Laws (the “Information Statement”). The Sellers will cooperate with the Company and provide such information as reasonably requested by the Company in connection with the preparation of the Information Statement. Within three (3) days after the Closing Date, the Company will deliver to the Seller Representative a copy of the proposed Information Statement and will permit the Seller Representative to review and comment on the Information Statement and will make such revisions to the Information Statement as are reasonably requested by the Seller Representative.
5.12.    Estoppel Certificates. Prior to the Closing, the Company shall use its commercially reasonable efforts to provide to Buyer an estoppel certificate or status letter from the landlord under each lease of Real Property that is set forth on Schedule 5.12 hereto, in form and substance reasonably satisfactory to Buyer, certifying that (a) the lease is valid and in full force and effect, (b) the amounts payable by the Company under the lease and the date through which the same have been paid, (c) whether there are, to the knowledge of such landlord, any defaults under the lease and, if so, specifying the nature thereof, (d) the transactions contemplated hereby will not constitute a default under the lease, and (e) if Buyer requests, the landlord consents to the transactions contemplated hereby in respect of the lease.
5.13.    Termination of Stockholders Agreement. The Sellers and the Company are party to that certain Stockholders Agreement, dated as of July 19, 2012 (the “Stockholders Agreement”), by and among the Company, Windsong DWR II, LLC (as assignee of Windsong DWR, LLC), Windsong DB DWR II, LLC, Jamieson Investments, LLC (as assignee of Windsong DWR, LLC), Windsong Brands, LLC, Glenhill Concentrated Long Master Fund LLC, Glenhill Capital Overseas

Master Funds, LP, John Edelman and John McPhee. Each of the Sellers and the Company hereby agree that, effective as of immediately prior to the Closing, the Stockholders Agreement shall automatically, and without any further action of the parties, terminate in full and no longer be of any further force or effect. Further, each of the Sellers and the Company hereby waive any obligations of the parties under the Stockholders Agreement with respect to the transactions contemplated by this Agreement, and any failure of the parties to comply with the terms thereof in connection with the transactions contemplated by this Agreement.
ARTICLE VI.
CLOSING CONDITIONS
6.1.    Conditions to Each Party’s Obligations. The obligations of each party to consummate the Closing shall be subject to the satisfaction or written waiver (where permissible under the terms hereof and applicable Law) of the following conditions on or prior to the Closing Date:
(c)    No Law. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions or agreements contemplated by this Agreement.
(d)    No Litigation. There shall not be any pending Actions brought by any third party non-Affiliates that actively seek to challenge, enjoin or otherwise restrict the consummation of the Closing (other than by virtue of exercising appraisal rights) and that involve claims for damages that would reasonably be expected to be greater than Two Million Five Hundred Thousand Dollars ($2,500,000) in the aggregate; provided, however, that at the sole election of the Seller Representative, the condition set forth in this Section 6.1(b) will be waived as to all parties so long as such Actions are added to Schedule 9.2(a)(v) and treated as Specified Indemnity Matters under this Agreement.
(e)    Governmental Consents. The parties will have obtained the consents, permits, approvals and waivers of any Governmental Authority required in order for the parties to consummate the transactions contemplated by this Agreement that are listed on Schedule 6.1(c), as well as any necessary approvals, or the termination or expiration of any waiting period, under the Antitrust Laws.
(f)    Third-Party Consents. The parties will have obtained the consents, permits, approvals and waivers of any third party (other than a Governmental Authority) required in order for the parties to consummate the transactions contemplated by this Agreement that are listed on Schedule 6.1(d).
6.2.    Conditions to Buyer’s Obligations. The obligations of Buyer to consummate the Closing are subject to the satisfaction (or waiver, such waiver being evidenced by the payment of the purchase price by Buyer or a written acknowledgement by Buyer) of each of the following conditions on or prior to the Closing Date:

(a)    Company Representations, Warranties and Covenants. The representations and warranties of the Company to Buyer contained in Article II above (i) that are qualified as to Company Material Adverse Effect will be true and correct when made (or subsequently cured) and as of the Closing Date, except for changes contemplated by this Agreement and those representations and warranties which address matters only as of a particular date (which will remain true and correct as of such date), and (ii) that are not qualified as to Company Material Adverse Effect will be true and correct when made (or subsequently cured) and as of the Closing Date (disregarding any other materiality qualifiers), except for changes contemplated by this Agreement and those representations and warranties which address matters only as of a particular date (which will remain true and correct as of such date), and except where the failure of such representations and warranties to be true and correct would not reasonably be expected to have a Company Material Adverse Effect (provided, that with respect to the representations and warranties contained in Section 2.3, the failure of such representations and warranties to be true and correct shall not be material to the Company). All of the covenants to be complied with and performed by the Company on or before the Closing Date will have been duly complied with and performed in all material respects.
(b)    Seller Representations, Warranties and Covenants. The representations and warranties of the Sellers to Buyer contained in Article III above (i) that are qualified as to Seller Material Adverse Effect will be true and correct when made (or subsequently cured) and as of the Closing Date, except for changes contemplated by this Agreement and those representations and warranties which address matters only as of a particular date (which will remain true and correct as of such date), and (ii) that are not qualified as to Seller Material Adverse Effect will be true and correct when made (or subsequently cured) and as of the Closing Date (disregarding any other materiality qualifiers), except for changes contemplated by this Agreement and those representations and warranties which address matters only as of a particular date (which will remain true and correct as of such date), and except where the failure of such representations and warranties to be true and correct would not reasonably be expected to have a Seller Material Adverse Effect. All of the covenants to be complied with and performed by the Sellers on or before the Closing Date will have been duly complied with and performed in all material respects.
(c)    No Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect shall have occurred that has not been fully cured or remedied.
(d)    Other Closing Deliveries. Buyer shall have received at or prior to the Closing:
(i)    a certificate from the Company, dated the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections 6.2(a) and 6.2(c);
(ii)    a certificate from each Seller, dated the Closing Date, signed by such Seller, certifying as to the satisfaction of the conditions specified in Section 6.2(b) with respect to such Seller;
(iii)    a certificate from: (A) the Secretary of the Company certifying as to (I) copies of the Company’s Governing Documents as in effect as of the Closing Date, (II) the resolutions of the Company’s board of directors authorizing the execution, delivery and performance of this Agreement and each of the other Transaction Documents to which the Company is or is required to be a party, and the consummation of each of the transactions contemplated hereby and thereby, and (III) the incumbency of officers authorized to execute this Agreement or any other Transaction Document to which the Company is or is required to be a party; and (B) the secretary (or equivalent officer or manager) of each Seller that is not an individual certifying as to the resolutions of such Seller’s board or directors (or equivalent governing body) authorizing the execution, delivery and performance of this Agreement and each of the other Transaction Documents to which such Seller is or is required to be a party, and the consummation of each of the transactions contemplated hereby and thereby;
(iv)    good standing certificates for the Company certified as of a date no later than thirty (30) days prior to the Closing Date from the Secretary of State of the State of Delaware and from the proper Governmental Authority for each other jurisdiction in which the Company is qualified to do business as a foreign corporation as of the Closing (to the extent that good standing certificates or similar documents are generally available in such jurisdictions);
(v)    the Escrow Agreement duly executed by each of the Seller Representative and the Escrow Agent;
(vi)    a duly executed copy of an Option Election Agreement substantially in the form of Exhibit B hereto for each Optionholder;
(vii)    Noncompetition Agreements in substantially the forms attached hereto as Exhibit C (each, a “Noncompetition Agreement”), duly executed by each of the Sellers (or their Affiliates) as identified on Schedule 6.2(d)(vii);
(viii)    Employment Agreements from the Company in substantially the form attached hereto as Exhibit D (each, an “Employment Agreement”) for each of the Company employees identified on Schedule 6.2(d)(viii) (each, a “Key Employee”), duly executed by such Key Employee and the Company;
(ix)    the Flow of Funds Memo (and any updates thereto) from the Company pursuant to Section 1.3 hereof;
(x)    from each Seller, certificates representing the Purchased Shares (or duly executed affidavits of lost stock certificates in form and substance reasonably acceptable to Buyer), duly endorsed or accompanied by stock powers duly executed in blank and otherwise in form reasonably acceptable for transfer on the books of the Company;
(xi)    copies of payoff letters from each lender of Indebtedness included in Net Debt in form and substance reasonably satisfactory to Buyer;
(xii)    a written resignation from each of the officers and directors of the Company effective as of the Closing;

(xiii)    an affidavit of non-foreign status for each Seller dated as of the Closing Date in form and substance required under Section 1445 of the Code thereunder such that Buyer is exempt from withholding any portion of the purchase price under Section 1445 of the Code;
(xiv)    executed documents reasonably satisfactory to Buyer to allow the Company, effective as of the Closing, to transfer all Company bank account authorizations to representatives designated by Buyer;
(xv)    a General Release substantially in the form of Exhibit F hereto, duly executed by each of the Sellers;
(xvi)    a waiver and consent from the spouse of any Seller that is a married individual consenting to the transactions contemplated herein and waiving any rights in and to such Seller’s Purchased Shares in form and substance reasonably acceptable to the Seller Representative;
(xvii)    a copy of the Company’s Certificate of Incorporation, as amended, certified by Secretary of State of Delaware as of a date no more than ten (10) Business Days prior to the Closing Date; and
(xviii)    a Change of Control Letter duly executed by the Company and each of the Persons identified on Schedule 6.2(d)(xviii).
6.3.    Conditions to the Company’s and the Sellers’ Obligations. The obligations of the Company and each Seller to consummate the Closing are subject to the satisfaction (or written waiver) of each of the following conditions on or prior to the Closing Date:
(a)    Buyer Representations, Warranties and Covenants. The representations and warranties of the Buyer to the Company and the Sellers contained in Article IV above (i) that are qualified as to Buyer Material Adverse Effect will be true and correct when made (or subsequently cured) and as of the Closing Date except for changes contemplated by this Agreement and those representations and warranties which address matters only as of a particular date (which will remain true and correct as of such date) and (ii) that are not qualified as to Buyer Material Adverse Effect will be true and correct when made (or subsequently cured) and as of the Closing Date (disregarding any other materiality qualifiers) except for changes contemplated by this Agreement and those representations and warranties which address matters only as of a particular date (which will remain true and correct as of such date), and except where the failure of such representations and warranties to be true and correct would not reasonably be expected to have a Buyer Material Adverse Effect. All of the covenants to be complied with and performed by Buyer on or before the Closing Date will have been duly complied with and performed in all material respects.
(b)    Other Closing Deliveries. The Seller Representative shall have received at or prior to the Closing:
(i)    a certificate from Buyer, dated the Closing Date, signed by an executive officer of Buyer in such capacity, certifying as to the satisfaction of the conditions specified in Section 6.3(a);

(ii)    a certificate from Buyer’s secretary certifying as to (i) the resolutions of Buyer’s board of directors authorizing the execution, delivery and performance of this Agreement and each of the other Transaction Documents to which Buyer is or is required to be a party, and the consummation of each of the transactions contemplated hereby and thereby, and (iii) the incumbency of officers authorized to execute this Agreement or any other Transaction Document to which the Company is or is required to be a party;
(iii)    good standing certificates for Buyer certified as of a date no later than thirty (30) days prior to the Closing Date from the Secretary of State of the State of Michigan;
(iv)    the Escrow Agreement duly executed by each of Buyer and the Escrow Agent;
(v)    Noncompetition Agreements for each of the Sellers (or their Affiliates) as identified on Schedule 6.2(d)(vii) substantially in the forms attached hereto as Exhibit C, duly executed by Buyer;
(vi)    written evidence reasonably acceptable to the Seller Representative that Buyer shall have made all of the payments required by Section 1.2 hereof; and
(vii)    a Change of Control Letter duly executed by each of the Persons identified on Schedule 6.2(d)(xviii).
ARTICLE VII.
CLOSING
7.1.    Closing. The closing of the purchase and sale of the Purchased Shares (the “Closing”) will take place promptly (but in no event later than three (3) Business Days) following the satisfaction or waiver of the conditions to the Closing set forth in Article VI (other than those deliveries to take place on the date of the Closing (the “Closing Date”)) at the offices of Ellenoff Grossman & Schole LLP (“EGS”) in New York, New York, or such other place as Buyer, the Company and the Seller Representative may agree in writing. By mutual agreement of the parties, the Closing may take place by conference call and telecopy or electronic mail/PDF with exchange of original signatures by overnight mail. To the extent permitted by Law and GAAP, for all purposes of this Agreement (including for purposes of determining Net Working Capital, Net Debt and other amounts required to be determined hereunder), the parties will treat the Closing as being effective as of 12:01 a.m. New York City time on the Closing Date; provided, that for Tax purposes, the Closing will be treated as effective as of 11:59 p.m. New York City time on the Closing Date.
ARTICLE VIII.
TERMINATION
8.1.    Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time as follows:
(c)    by mutual written consent of Buyer, the Company and the Seller Representative;

(d)    by written notice by Buyer if any of the conditions to the Closing set forth in Sections 6.1 or 6.2 have not been satisfied or waived on or before the ninetieth (90th) day after the date of this Agreement (the “Outside Date”); provided, however, the right to terminate under this Section 8.1(b) shall not be available to Buyer if a willful failure by Buyer to fulfill a condition set forth in Sections 6.1 or 6.3 was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; provided, further, that if, as of the Outside Date, the waiting period, and any extension thereof, applicable to the transactions contemplated hereby under the Antitrust Laws shall not have expired or been terminated, then any of Buyer, the Company or the Seller Representative may elect to extend the Outside Date for an additional one hundred and eighty (180) days;
(e)    by written notice by the Seller Representative or the Company if any of the conditions to the Closing set forth in Sections 6.1 or 6.3 have not been satisfied or waived by the Outside Date; provided, however, the right to terminate under this Section 8.1(b) shall not be available to the Seller Representative or the Company if a willful failure by the Company or a Seller to fulfill a condition set forth in Sections 6.1 or 6.2 was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date; provided, further, that if, as of the Outside Date, the waiting period, and any extension thereof, applicable to the transactions contemplated hereby under the Antitrust Laws shall not have expired or been terminated, then any of Buyer, the Company or the Seller Representative may elect to extend the Outside Date for an additional one hundred and eighty (180) days;
(f)    by written notice by any of Buyer, the Company or the Seller Representative if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate pursuant to this Section 8.1(d) shall not be available to any party whose failure to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;
(g)    by written notice by Buyer, if (i) there has been a breach by the Company or the Sellers of any of their respective representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Company or the Sellers shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Sections 6.2(a) or 6.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the breaching party by Buyer or (B) the Outside Date; or
(h)    by written notice by the Company or the Seller Representative, if (i) there has been a breach by Buyer of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of Buyer shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 6.3(a) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to Buyer by the Company or the Seller Representative or (B) the Outside Date.
8.2.    Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 8.1 and pursuant to a written notice delivered by the terminating party(ies) to the other parties, which sets forth the basis for such termination, including the provision of Section 8.1 under which such termination is made. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any party hereto or any of their respective Representatives, and all rights and obligations of each party shall cease, except: (i) Sections 5.3, 5.4, Article X, Article XI and this Section 8.2, as well as the Confidentiality Agreement, shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from Liability for any willful breach of this Agreement or any action or omission that constitutes fraud in connection with this Agreement or the transactions contemplated by this Agreement, in either case, occurring prior to termination of this Agreement. Notwithstanding the foregoing, if this Agreement is terminated: (A) by Buyer pursuant to Section 8.1(e), the Company shall promptly after such termination reimburse and pay to Buyer the reasonable documented out-of-pocket costs and expenses incurred by Buyer in connection with the evaluation, negotiation and execution and delivery of this Agreement, the other Transaction Documents, the Contribution Agreement or the other agreements, instruments and documents to be entered into in connection therewith or in pursuit of the transactions contemplated herein or therein; or (B) by the Company or the Seller Representative pursuant to Section 8.1(f), Buyer shall promptly after such termination reimburse and pay to the Company the reasonable documented out-of-pocket costs and expenses incurred by the Company or the Sellers in connection with the evaluation, negotiation and execution and delivery of this Agreement, the other Transaction Documents, the Contribution Agreement or the other agreements, instruments and documents to be entered into in connection therewith or in pursuit of the transactions contemplated herein or therein.
ARTICLE IX.
INDEMNIFICATION AND ESCROW
9.1.    Survival. The representations and warranties of the parties contained in this Agreement (or in any certificate delivered pursuant to this Agreement), and all unwaived covenants or agreements required to be performed at or prior to the Closing, shall survive for a period of sixteen (16) months following the Closing Date (the date of expiration of such sixteen (16) month period, the “Survival Date”); provided, however, that (i) the representations and warranties in Sections 2.1 (Organization), 2.2 (Authority), 2.3 (Capitalization), 2.20 (Broker Fees), 3.1 (Organization and Good Standing), 3.2 (Authority) 3.3 (Title to Purchased Shares), 4.1 (Organization and Good Standing) and 4.2 (Authority) shall survive indefinitely, and (ii) the representations and warranties of the Company contained in Section 2.15 (Tax Matters) shall have a Survival Date of sixty (60) days after the expiration of the statute of limitations applicable to the underlying Tax (such representations in clauses (i) and (ii) above, collectively, the “Fundamental Reps”). If an indemnification claim is properly asserted in writing by giving written notice thereof pursuant to Section 9.5 prior to the applicable Survival Date of the representation or warranty that is the basis for such claim, then such claim shall be deemed timely made and such representation or warranty shall survive beyond the Survival Date until, but only for the purpose of, the resolution of such claim. All covenants and agreements contained in this Agreement which are to have effect or be performed after the Closing shall survive the Closing in accordance with their terms.
9.2.    Indemnification by the Sellers.
(e)    Losses for Company Breaches. Subject to the terms and conditions of this Article IX, from and after the Closing, the Sellers shall jointly and severally indemnify Buyer and its Affiliates and their respective successors and assigns (each, a “Buyer Indemnified Person”), for any claims, demands, losses, liabilities, damages, deficiencies, Taxes, interest, awards, judgments, penalties, costs and expenses, including reasonable attorneys’ fees (“Losses”) that a Buyer Indemnified Person may suffer, sustain or incur that results from or arises out of:
(i)    any breach or inaccuracy of a representation or warranty of the Company contained in this Agreement (or in any certificate delivered pursuant to this Agreement);
(ii)    any failure by the Company to perform or comply with any covenant or other agreement applicable to it contained in this Agreement that is required to be performed at or prior to the Closing;
(iii)    any payment by the Company after the Closing of any Indebtedness described in clause (vii) of the definition of “Indebtedness” existing as of the Closing;
(iv)    any Indebtedness (other as described in clause (vii) in the definition thereof) existing as at the Closing or any Company Transaction Expenses, each to the extent not taken into account in the final Flow of Funds Memo;
(v)    the items set forth on Schedule 9.2(a)(v); or
(vi)    the items set forth on Schedule 9.2(a)(vi).
(f)    Losses for Seller Breaches. Subject to the terms and conditions of this Article IX, from and after the Closing, each Seller shall severally, but not jointly, indemnify the Buyer Indemnified Persons for any Losses that a Buyer Indemnified Person may suffer, sustain or incur that results from or arises out of:
(i)    any breach or inaccuracy of a representation or warranty of such Seller contained in this Agreement (or in any certificate delivered pursuant to this Agreement); or
(ii)    any failure by such Seller to perform or comply with any covenant or other agreement applicable to it contained in this Agreement.
9.3.    Indemnification by Buyer. Subject to the terms and conditions of this Article IX, from and after the Closing, Buyer shall indemnify the Sellers and their Affiliates and their respective successors and assigns (each, a “Seller Indemnified Person”) for any Losses that a Seller Indemnified Person may suffer, sustain or incur which results from or arises out of:

(a)    any breach or inaccuracy of a representation or warranty of Buyer contained in this Agreement; and
(b)    any failure by Buyer to perform or comply with any covenant or other agreement applicable to it contained in this Agreement (including any covenant to be performed by or with respect to the Company after the Closing).
9.4.    Calculation of Losses; Limitations on Indemnification.
(a)    Thresholds. Notwithstanding any provision of this Agreement to the contrary, except as set forth in the last sentence of this Section 9.4(a), no Buyer Indemnified Person may recover any amounts under this Agreement with respect to any Loss under Section 9.2(a)(i) or 9.2(b)(i) unless (i) the Losses from any individual claim or series of related claims exceeds $10,000 (provided, that with respect to any such claims made on or after the Initial Release Date, the amount of Losses in any such individual claim or series of related claims must exceed $50,000) (claims exceeding such amount “Covered Claims”) and (ii) the aggregate of all Losses for Covered Claims under Sections 9.2(a)(i) and 9.2(b)(i) exceeds One Million Five Hundred Thousand Dollars ($1,500,000) (the “Deductible Amount”), in which case the Buyer Indemnified Persons shall only be entitled to recover Losses for Covered Claims in excess of the Deductible Amount after the Deductible Amount has been met. Notwithstanding the foregoing, the Buyer Indemnified Persons shall be entitled to recover for, and the provisions of clauses (i) and (ii) in the preceding sentence above shall not apply as a threshold to, any claims based on fraud in connection with the transactions contemplated hereby, nor shall the provisions of clause (ii) apply to any claim based on breach of the Fundamental Reps.
(b)    Maximum Payment. Notwithstanding any provision of this Agreement to the contrary, the maximum amount for which the Buyer Indemnified Persons may recover pursuant to this Article IX, in the aggregate, shall be limited to an amount equal to the Indemnity Escrow Amount, except for (i) claims or payments made with respect to any Losses incurred pursuant to Section 9.2(b)(ii) for breaches from and after the Closing, (ii) claims based on fraud in connection with the consummation of the transactions contemplated by this Agreement or (iii) claims made for a breach or inaccuracy of a Fundamental Rep. Notwithstanding anything to the contrary contained in this Agreement, in no event shall the Buyer Indemnified Persons recover, directly or indirectly (including through an Escrow Account), from any Seller (except for claims based on fraud in connection with the consummation of the transactions contemplated by this Agreement) an aggregate amount greater than, and each Seller’s aggregate maximum liability under this Agreement to the Buyer Indemnified Persons shall not exceed an amount equal to the proceeds received by such Seller under Section 1.2 of this Agreement or under the Contribution Agreement plus such Seller’s Escrow Share of the funds in the Escrow Accounts.
(c)    Claims Against Escrow. Notwithstanding anything to the contrary herein: (i) any claims by Buyer Indemnified Persons under this Agreement shall first be applied against the Indemnity Escrow Account before the Buyer Indemnified Persons may seek recovery directly against a Seller; and (ii) other than (A) amounts payable for adjustments to the Equity Value pursuant to Section 1.4, (B) claims or payments made with respect to any Losses incurred pursuant to Section 9.2(b)(ii) for breaches from and after the Closing, (C) claims based on fraud in connection with the consummation of the transactions contemplated by this Agreement or (D) claims made for a breach or inaccuracy of a Fundamental Rep, the Indemnity Escrow Account shall be the sole source and remedy for any indemnification obligations or other amounts payable by the Sellers to any Buyer Indemnified Persons under this Agreement (and the Sellers will have no liability or obligation with respect to such amounts other than through the Indemnity Escrow Account). For claims that are first made from and after the Initial Release Date, only claims for Specified Indemnity Matters may be made against the Indemnity Escrow Account, and any claims for matters described in subclauses (B), (C) or (D) of clause (ii) above shall be made solely directly against the Sellers.
(d)    Materiality. For the purpose of quantifying an Indemnified Person’s Losses under this Article IX only (and not for determining whether there has been any breach of this Agreement for which an Indemnified Person is entitled to indemnification under this Agreement), any representation or warranty given or made by Buyer, the Company or the Sellers that is qualified in scope as to materiality or Material Adverse Effect shall be deemed to be made or given without such qualification.
(e)    Treatment of Indemnification Payments. All indemnification payments under this Agreement shall be treated as an adjustment to the Closing Purchase Price to the extent permitted by Law.
(f)    Damages. Notwithstanding anything to the contrary contained in this Agreement, Losses shall not include, and no party shall not be liable for (directly or indirectly through the Escrow Account or otherwise), any punitive, exemplary, not reasonably foreseeable consequential, indirect, incidental or special damages (including any speculative loss of future revenue, income or profits, or loss of business reputation or opportunity) except, in each case, to the extent claimed by a third party in a Third-Party Claim for which an Indemnified Person is entitled to indemnification in accordance with the terms of this Article IX.
(g)    Insurance; Tax Losses. In the event any Losses by any Indemnified Person are covered by insurance or any indemnity, contribution or other similar right against a third party, each Indemnified Person shall use its commercially reasonable efforts to seek recovery under such insurance or indemnity, contribution or similar right. The amount of Losses otherwise recoverable under this Article IX shall be limited to the amount of any liability or damage that remains after deducting therefrom (i) any insurance proceeds and any indemnity, contribution or other similar cash payment actually received by the Indemnified Persons from any third party with respect thereto (net of the costs of recovery thereof) or (ii) any net tax benefit realized by the Indemnified Persons in connection with such Loss during the Tax year in which such Loss occurs or during the subsequent two (2) Tax years (in excess of amounts offset by net operating loss carry-forwards during such periods). Without limiting the first sentence of this Section 9.4(g), Buyer shall not be required to exhaust its efforts in seeking any such payments before seeking recourse against the Sellers.
(h)    Excess Recovery. If any Indemnified Person collects an amount in discharge of a claim in respect of a Loss pursuant to this Article IX and such Indemnified Person (or an Affiliate thereof) subsequently recovers from a third party a sum which is referable to that claim in respect of such breach (such that the Indemnified Person has received an amount in connection therewith in excess of its related Losses) (such excess recovery, the “Excess Recovery”), such Indemnified Person shall (or, as appropriate, shall procure that such Affiliate shall) forthwith repay to the

Indemnifying Person or parties an amount equal to the Excess Recovery less any costs or expenses incurred by the Indemnified Person in procuring the Excess Recovery (but no more than the amount paid by or on behalf of the Indemnifying Persons to the Indemnified Person pursuant to this Article IX).
(i)    Mitigation. Each Indemnified Person shall use its commercially reasonable efforts to mitigate its expected Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder, including responding to Losses in the same manner as the applicable party would respond to such Losses in the absence of the indemnification provisions of this Agreement.
(j)    Subrogation. Upon making an indemnity payment pursuant to this Agreement, the Indemnifying Persons will, to the extent of such payment, be subrogated to all rights of the Indemnified Person against any third party in respect of the Third-Party Claims to which the payment related. Without limiting the generality of any other provision hereof, each such Indemnified Person and the Indemnifying Persons will duly execute upon request all instruments reasonably necessary to evidence and perfect the above described subrogation rights.
(k)    No Duplication; Purchase Price Adjustments. Any Losses for which any Indemnified Person is entitled to indemnification under this Article IX shall be determined without duplication of recovery by reason of the state of facts giving rise to such Losses constituting a breach of more than one representation, warranty, covenant or agreement. The amount of Losses for a Buyer Indemnified Party shall be reduced to the extent that there is a specific accrual or reserve for the matter giving rise to such Losses in the Final Net Working Capital such that it reduces the Final Equity Value.
(l)    Waiver of Securities Law Claims; Rescission. Buyer expressly waives any right to seek rescission or damages under any federal or state Law governing the registration or sale of securities. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of any party hereto, after the consummation of the transactions contemplated hereby, to rescind this Agreement or any of the transactions contemplated hereby.
(m)    Remedies Exclusive. Except for claims based on fraud and actions for specific performance permitted by Section 10.9 hereof, from and after the Closing, the rights of the Indemnified Persons to indemnification relating to this Agreement or the transactions contemplated hereby shall be strictly limited to those contained in this Article IX, and other than as expressly set forth in this Agreement, including Section 1.4 hereof, such indemnification rights shall be the exclusive remedies of the Indemnified Persons subsequent to the Closing with respect to any matter in any way relating to this Agreement or the transactions contemplated hereby.
9.5.    Indemnification Procedures.
(h)    Representation in Connection with Indemnification Claims. Notwithstanding anything to the contrary contained in this Agreement, the Seller Representative shall have the sole right to act on behalf of the Seller Indemnified Persons with respect to any indemnification claims made pursuant to this Article IX, including bringing and settling any claims hereunder and receiving any notices on behalf of the Seller Indemnified Persons, and Buyer shall have the sole right to act on behalf of the Buyer Indemnified Persons with respect to any indemnification claims made pursuant to this Article IX, including bringing and settling any claims hereunder and receiving any notices on behalf of the Buyer Indemnified Persons.
(i)    Procedure for Direct Claims. If an Indemnified Person wishes to assert a claim for indemnification under this Article IX (other than a Third-Party Claim covered by Section 9.5(c) below), the Indemnified Person shall deliver to the Indemnifying Person (and, if the Indemnified Person is a Buyer Indemnified Person and such claim is seeking funds held in the Indemnity Escrow Account in accordance with this Agreement, the Escrow Agent) prior to 11:59 p.m. New York City time on the Survival Date a certificate (a “Claim Certificate”) signed by the Indemnified Person (i) stating that such Indemnified Person has sustained or incurred Losses subject to indemnification under this Article IX (after taking into account the provisions of this Article IX, including Section 9.4 hereof), (ii) specifying the amount of such Losses (the aggregate amount of such Losses being referred to as the “Claimed Amount”), and (iii) specifying in reasonable detail the facts pertinent to such claim(s), the individual items of Losses included in the amount so stated, the date each such item was sustained or incurred, and the nature of the basis for indemnification under this Article IX to which such item is related, including, if applicable, the representation, warranty, covenant or agreement which has been breached; provided, that any copy of the Claim Certificate delivered to the Escrow Agent shall be redacted for the information described in clause (iii) above. The Indemnifying Person shall have thirty (30) days from its receipt of the Claim Certificate to object to the claims set forth in the Claim Certificate, which it must do by providing a written statement (an “Objection Notice”) to the Indemnified Person setting forth its objections to such claim. If the Indemnifying Person does not deliver an Objection Notice within such thirty (30) period, the Indemnifying Person shall be deemed to have accepted the Claim Certificate and shall be obligated to provide the indemnification set forth in the Claim Certificate in accordance with this Article IX, and if the Indemnified Person is a Buyer Indemnified Person and payment from the Indemnity Escrow Account is required in accordance with the terms of this Agreement, Buyer and the Seller Representative shall deliver joint written instructions to the Escrow Agent to disburse funds equal to the Claimed Amount from the Indemnity Escrow Account to the Buyer Indemnified Person. If the Indemnifying Person timely provides an Objection Notice, then the Indemnifying Person and the Indemnified Person shall use good faith efforts to resolve such dispute in accordance with Section 9.5(d) below.
(j)    Procedure for Third Party Claims. All claims for indemnification made under this Agreement resulting from, related to or arising out of an Action by a third-party (a “Third-Party Claim”) against an Indemnified Person shall be made in accordance with the procedures set forth in this Section 9.5(c). In the event an Indemnified Person becomes aware of a Third-Party Claim which such Indemnified Person reasonably believes may result in a Loss for which such Indemnified Person is entitled to indemnification under this Article IX, the Indemnified Person shall reasonably promptly notify the Indemnifying Person of such claim by delivery of a Claim Certificate to the Indemnifying Person. Delay or failure in so notifying the Indemnifying Person shall relieve the Indemnifying Person of its obligations under this Article IX to the extent that the Indemnifying Person is prejudiced by reason of such delay or failure. Within thirty (30) days after delivery of such Claim Certificate, the Indemnifying Person may, upon written notice thereof to the Indemnified Person, assume control of the defense of such Third-Party Claim (including the compromise or settlement thereof) if (i) the Indemnifying Person provides written notice to Indemnified Person that the Indemnifying Person intends to undertake such defense and acknowledges its indemnification obligations under this Agreement with respect to such Third Party Claim (subject to any limitations set forth herein); (ii) the Third-Party Claim involves only monetary damages and does not seek an injunction or other equitable relief; and (iii) the defense of the Third-Party Claim is competently conducted by legal counsel reasonably acceptable to the Indemnified Person. If the Indemnifying Person does not assume control of such defense or fails to continue to conduct the defense in good faith (or otherwise subsequently loses the right to control such defense), the Indemnified Person shall control such defense on behalf of the Indemnified Person. Whichever party is not controlling such defense may participate therein (but, for the avoidance of doubt, shall not have any right to settle such Third-Party Claim without the prior written consent of the party the defense, such consent not to be unreasonably withheld, delayed or conditioned) at its own expense; provided, however, that if the Indemnifying Person assumes control of such defense and the Indemnified Person reasonably concludes, based on the written advice of independent counsel, that the Indemnifying Persons and the Indemnified Person have conflicting interests with respect to such Third-Party Claim, where representation of both the Indemnifying Persons and the Indemnified Person by the same counsel would be prohibited by rules or regulations governing the professional conduct of such counsel, the reasonable out-of-pocket fees and expenses of independent counsel to the Indemnified Person solely in connection therewith shall be considered Losses for purposes of this Agreement; provided, further, however, that in no event shall the Indemnifying Persons be responsible for the fees and expenses of more than one additional counsel for all Indemnified Persons with respect to any Third-Party Claim or set of related Third-Party Claims. The party controlling such defense shall keep the other party reasonably advised of the status of such Third-Party Claim and the defense thereof and shall consider recommendations made by the other party with respect thereto. The party not controlling the defense shall, and shall cause its Affiliates to, (i) provide to the party controlling the defense and its counsel reasonable access during normal business hours to their respective records and personnel relating to the Third-Party Claim and (ii) reasonably cooperate with the party conducting the defense in the defense or settlement thereof. The party controlling the defense of any Third-Party Claim shall not agree to any settlement of such Third-Party Claim without the prior written consent of the party not controlling the defense, such consent not to be unreasonably withheld, delayed or conditioned. Notwithstanding the foregoing, if the Indemnifying Person is controlling the defense of a Third-Party Claim, and it receives a firm offer to settle or compromise such Third-Party Claim that is solely for money damages (and if, the Indemnified Person is a Buyer Indemnified Party, for an amount equal to or less than the remaining funds in the Indemnity Escrow Account at such time, net of amounts reserved in the Indemnity Escrow Account for any other pending claims), provides a complete release of the Indemnified Person in connection with such Third-Party Claim and, other than confidentiality requirements, contains no other material ongoing obligations, and the Indemnifying Person desires to accept and agree to such offer, the Indemnifying Person shall give written notice to that effect to the Indemnified Person (a “Settlement Notice”). If the Indemnified Person fails to consent to such firm offer within ten (10) Business Days after its receipt of the Settlement Notice, the Indemnified Person shall be deemed to have rejected such offer and shall be obligated to assume the defense of such Third-Party Claim (and all costs and expenses related to the defense thereof after the date of its receipt of the Settlement Notice), and the Indemnifying Person’s indemnification obligations under this Agreement with respect to such Third-Party Claim shall be limited to and will not exceed (but may be less than) the amount that the Indemnifying Person would have been obligated to pay if the Indemnified Person had not rejected such proposed settlement or compromise.
(k)    Resolution of Conflicts. In case the Indemnifying Person shall object in writing to any claim or claims made in any Claim Certificate, including the Indemnifying Persons’ obligations to indemnify an Indemnified Person for a Third-Party Claim described therein, the Indemnifying Person and the Indemnified Person shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims within thirty (30) days following the delivery by the Indemnifying Person of its response to such Claim Certificate. If the Indemnifying Person and the Indemnified Person should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties. If the Indemnifying Person is a Buyer Indemnified Person and payment from the Indemnity Escrow Account is required at such time in accordance with the terms of this Agreement and such memorandum, Buyer and the Seller Representative shall deliver joint written instructions to the Escrow Agent to disburse funds from the Indemnity Escrow Account to the Buyer Indemnified Person in accordance with such memorandum. If Buyer is the Indemnifying Person and payment is required at such time in accordance with the terms of this Agreement and such memorandum, Buyer shall promptly pay such amounts to the Seller Indemnified Persons.
9.6.    Escrow Accounts; Special Indemnity Matter Settlement.
(a)    The Escrow Agent shall hold the funds in each of Escrow Accounts in accordance with the terms of the Escrow Agreement for the purpose of securing, as applicable in accordance with the terms of this Agreement, the indemnification obligations of the Sellers set forth this Article IX and for any amounts owed by the Sellers after the Closing under Section 1.4.
(b)    At any time prior to the final settlement, final non-appealable judgment or other final resolution (including a written settlement as between Buyer and the Seller Representative, a “Final Resolution”) of any matter listed on Schedule 9.2(a)(v) or Schedule 9.2(a)(vi) (any such matter, a “Specified Indemnity Matter”), the Company, Buyer and their respective Representatives shall provide the Seller Representative and its Representatives with reasonable access to their respective books, records, working papers and personnel and any other information of the Company, Buyer or their respective Representatives that the Seller Representative reasonably requests in connection with such Specified Indemnity Matter.
(c)    If requested in a written notice (a “Release Notice”) provided by the Seller Representative to Buyer and the Escrow Agent at any time during the sixty day (60) day period prior to, or on or at any time after, the sixteen (16) month anniversary of the Closing Date, on the later of (i) the first Business Day immediately following the sixteen (16) month anniversary of the Closing Date (the “Initial Release Date”) and (ii) the fifth (5th) Business Day after the Escrow Agent’s receipt of the Release Notice, the Escrow Agent will pay from the funds in the Indemnity Escrow Account to the Seller Representative for distribution to the Sellers based on each Seller’s Escrow Share an amount as specified in the Release Notice (the “Withdrawal Amount”) not to exceed the amount of the funds then remaining in the Indemnity Escrow Account minus the sum of (i) the aggregate Claimed Amounts for all then pending indemnification claims by Buyer Indemnified Persons (the “Pending Claim Amount”) as of the date of the Release Notice and (ii) Seven Million Five Hundred Thousand Dollars ($7,500,000) (provided, that if the Specified Indemnity Matters listed on Schedule 9.2(a)(vi) have been subject to a Final Resolution prior to the date that the Release Notice is delivered, the amount in this clause (ii) shall be Five Million Dollars ($5,000,000)); provided, that if at any time between the Initial Release Date and the date upon which there is a Final Resolution of all Special Indemnity Matters (the “Final Resolution Date”) the Sellers’ obligations with respect to pending indemnification claims for the Specified Indemnity Matters or the settlement of the Specified Indemnity Matters exceeds the amount of the funds then remaining in the Indemnity Escrow Account, within ten (10) Business Days after Buyer provides the Seller Representative with written notice of such occurrence, each Seller shall pay to the Escrow Agent for deposit in the Indemnity Escrow Account an amount equal to the product of such Seller’s Escrow Share multiplied by the lesser of (A) the amount of such excess and (B) the Withdrawal Amount. Notwithstanding the foregoing: (i) if at any time there is a Final Resolution of the Specified Indemnity Matters listed on Schedule 9.2(a)(vi) have, the Escrow Agent will promptly after written notice from the Seller Representative, release to (x) the Company, the amount for such Specified Indemnity Matters in accordance with such Final Resolution, and (y) the Seller Representative for distribution to the Sellers an amount equal to $3,000,000 less the amount in clause (x) above; and (ii) at any time on or after the Initial Release Date when there is a Final Resolution of all Specified Indemnity Matters, the Escrow Agent will, promptly after written notice from the Seller Representative, release to the Seller Representative for distribution to the Sellers an amount equal to the funds then remaining in the Indemnity Escrow Account minus the Pending Claim Amount (which Pending Claim Amount, for the avoidance of doubt, will exclude claims for Specified Indemnity Matters subject to a Final Resolution) as of such time. For the avoidance of doubt, the Seller Representative may deliver more than one Release Notice pursuant to this Section 9.6(c).
(d)    Notwithstanding anything to the contrary contained in this Agreement, if requested in a written notice (the “Indemnity Buyout Notice”) provided by the Seller Representative to Buyer on or during the forty-five (45) day period prior to the Initial Release Date, Seller Representative on behalf of the Sellers may elect in its sole discretion to settle in full any outstanding obligations of the Sellers with respect to any or all of the Specified Indemnity Matters listed on Schedule 9.2(a)(v) (the “Indemnity Buyout”). The Indemnity Buyout Notice shall specify which items listed on Schedule 9.2(a)(v) will be subject to the Indemnity Buyout and the Seller Representative’s proposed Claim Value in connection with each such Specified Indemnity Matter. Buyer will have forty-five (45) days after its receipt of the Indemnity Buyout Notice to review it, and may deliver notice to the Seller Representative on or prior to the forty-fifth (45th) day after receipt of the Indemnity Buyout Notice specifying in reasonable detail any good faith disputes that Buyer has with the proposed Claim Value, its basis therefor and Buyer’s good faith determination of the proposed Claim Value with respect to each disputed Specified Indemnity Matter subject to the Indemnity Buyout; provided, that any Specified Indemnity Matter included in the Indemnity Buyout Notice which is not disputed shall be deemed accepted by Buyer, and the Claim Value set forth in the Indemnity Buyout Notice with respect to any undisputed Specified Indemnity Matter shall be binding upon the parties and each such undisputed Specified Indemnity Matter deemed subject to a Final Resolution for purposes of this Agreement. If Buyer fails to deliver such notice in such forty-five (45) day period, Buyer will have waived its right to contest the settlement amounts set forth in the

Indemnity Buyout Notice, and each Claim Value set forth in the Indemnity Buyout Notice shall be binding upon the parties and each Specified Indemnity Matter therein deemed subject to a Final Resolution for purposes of this Agreement. If Buyer notifies the Seller Representative of any objections to the Indemnity Buyout Notice in writing in such forty-five (45) day period in accordance with the requirements above, the Seller Representative and Buyer will, for a period of thirty (30) days following the date of the delivery of such notice, attempt to resolve their differences and any written resolution agreed by them as to the Claim Value for any disputed Specified Indemnity Matter subject to the Indemnity Buyout will be final and binding for all purposes under this Agreement and each such Specified Indemnity Matter deemed subject to a Final Resolution for purposes of this Agreement. If at the conclusion of such thirty (30) day period Buyer and the Seller Representative have not reached such an agreement as to all objected Claim Values with respect to the Indemnity Buyout Notice, then upon request of either party the parties will resolve the dispute by way of the Appraisal Procedure to finally determine the Claim Value for each of the disputed Specified Indemnity Matters subject to the Indemnity Buyout. Within five (5) Business Days after the Final Resolution of each applicable Claim Value in accordance with this Section 9.6(d) and, if applicable, the Appraisal Procedure, the Escrow Agent will disburse from the Indemnity Escrow Account to Buyer the finally determined Claim Value for such Specified Indemnity Matters subject to the Indemnity Buyout. Upon the Final Resolution of a Specified Indemnity Matter, the Sellers shall have no further liability or obligations under this Agreement with respect to such Specified Indemnity Matter, including any obligations under Section 9.2(a)(v), other than (i) the obligations set forth in the proviso of the first sentence of Section 9.6(c) to contribute additional amounts to the Indemnity Escrow Amount and (ii) the obligations specifically set forth in this Section 9.6(d). Upon Final Resolution of a Specified Indemnity Matter, Sellers shall in an orderly and prompt fashion surrender control of the defense of such matter as a Third Party Claim.
(e)    On or promptly after the twenty-eight (28) month anniversary of the Closing Date, the Seller Representative will provide Buyer with a written notice (the “Final Settlement Notice”) setting forth the Seller Representative’s proposed Claim Value for each of the Specified Indemnity Matters that have not been subject to a Final Resolution prior to such date in accordance with this Agreement. Buyer will have forty-five (45) days after its receipt of the Final Settlement Notice to review it, and may deliver written notice (the “Final Settlement Objection Notice”) to the Seller Representative on or prior to the forty-fifth (45th) day after receipt of the Final Settlement Notice specifying in reasonable detail any good faith disputes that Buyer has with the proposed Claim Values, its basis therefor and Buyer’s good faith determination of the proposed Claim Value with respect to each disputed open Specified Indemnity Matter; provided, that any open Specified Indemnity Matter included in the Final Settlement Notice which is not disputed shall be deemed accepted by Buyer, and the Claim Value set forth in the Final Settlement Notice with respect to any undisputed open Specified Indemnity Matter shall be binding upon the parties, and each such undisputed open Specified Indemnity Matter deemed subject to a Final Resolution for purposes of this Agreement. If Buyer fails to deliver the Final Settlement Objection Notice in such forty-five (45) day period, Buyer will have waived its right to contest the settlement amounts set forth in the Final Settlement Notice, and the settlement amounts set forth in the Final Settlement Notice shall be binding upon the parties and each Claim Value set forth in the Final Settlement Notice shall be binding upon the parties and each Specified Indemnity Matter therein deemed subject to a Final Resolution for purposes of this Agreement. If Buyer provides the Seller Representative with the

Final Settlement Objection Notice setting forth any objections to the Final Settlement Notice in such forty-five (45) day period, the Seller Representative and Buyer will, for a period of thirty (30) days following the date of the delivery of the Final Settlement Objection Notice, attempt to resolve their differences and any written resolution agreed by them as to the Claim Value for any disputed open Specified Indemnity Matter will be final and binding for all purposes under this Agreement and each such Specified Indemnity Matter deemed subject to a Final Resolution for purposes of this Agreement. If at the conclusion of such thirty (30) day period Buyer and the Seller Representative have not reached such a Final Resolution as to all Claim Values for all open Special Indemnification Matters, then upon request of either party the parties will resolve the dispute by way of the Appraisal Procedure to finally determine the Claim Values for each of the disputed open Specified Indemnity Matters. Within five (5) Business Days after Buyer’s delivery of the Final Settlement Objection Notice to the Seller Representative and within five (5) Business Days after the Final Resolution of any Claim Value for any open Specified Indemnity Matter in accordance with this Section 9.6(e) (including any Claim Value for any open Specified Indemnity Matter that is not disputed by Buyer and any matter that is agreed upon by the parties during the thirty (30) day resolution period) and, if applicable, the Appraisal Procedure, the Escrow Agent will disburse from the Indemnity Escrow Account (i) to Buyer the finally determined Claim Value for any Specified Indemnity Matter subject to a Final Resolution in accordance with this Section 9.6(e), and (ii) the Seller Representative for distribution to the Sellers based on each Seller’s Escrow Share, an amount equal to the amount of the funds then remaining in the Indemnity Escrow Account minus the sum of (A) the Claim Value for all remaining disputed open Specified Indemnity Matters as proposed by Buyer in the Final Settlement Objection Notice and (B) the Pending Claim Amount (for claims other than Specified Indemnity Matters) as of such date. As of the Final Resolution Date, the Sellers shall have no further liability or obligations under this Agreement with respect to any Specified Indemnity Matters, including any obligations under Section 9.2(a)(v) or 9.2(a)(vi), other than (i) the obligations set forth in the proviso of the first sentence of Section 9.6(c) to contribute additional amounts to the Indemnity Escrow Amount and (ii) the obligations specifically set forth in this Section 9.6(e). As of the Final Resolution Date, Sellers Shall in an orderly and prompt fashion surrender control of the defense of such matters as a Third Party Claim.
(f)    Buyer and the Seller Representative shall promptly deliver joint written instructions to the Escrow Agent required pursuant to the terms of the Escrow Agreement to make the distributions required by this Section 9.6.
ARTICLE X.
GENERAL PROVISIONS
10.1.    Expenses. Except as expressly otherwise set forth herein, each party hereto shall bear its own expenses with respect to the negotiation, execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.
10.2.    Attorneys’ Fees. The non-prevailing party to any claim that is finally determined under this Agreement, whether with or without prejudice, will pay its own expenses and the expenses, including attorneys’ fees and costs, reasonably incurred by the other party(ies) to such claim. For purposes of this Section 10.2, in any claim or litigation hereunder in which any claim or the amount thereof is at issue, the party seeking indemnification will be deemed to be the non-prevailing party unless the applicable court of competent jurisdiction awards the party seeking indemnification more than one-half (1/2) of the amount in dispute before such court, in which case, the Person against whom indemnification is sought shall be deemed to be the non-prevailing party.
10.3.    Notices. Any notice, request, instruction or other document to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given, (i) when received if given in person or by courier or a courier service, (ii) on the date of transmission if sent by facsimile or email (with affirmative confirmation of receipt, and provided, that the party providing notice shall within two (2) Business Days provide notice by another method under this Section 10.3) or (iii) three (3) Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid:

If to the Sellers or the Seller Representative:
Glenhill Capital Advisors LLC
600 Fifth Avenue, 11th Floor
New York, NY 10020
Attn: Kevin Corb
Email: kcorb@glenhillcap.com
Telephone: (646) 432-0600
Facsimile: (646) 432-0666

with a copy (which will not constitute notice) to:
Ellenoff, Grossman & Schole, LLP
1345 Avenue of the Americas, 11th Floor
New York, NY 10105
Attn: Douglas S. Ellenoff, Esq.
Email: Ellenoff@egsllp.com
Telephone: (212) 370-1300
Facsimile: (212) 370-7889

If to the Company prior to the Closing:
Design Within Reach, Inc.
711 Canal Street, 3rd Floor
Stamford, CT 06902
Attn: John Edelman
Email: jedelman@dwr.com
Telephone: (203) 614-0776
Facsimile: (203) 614-0845

with a copy (which will not constitute notice) to:
Ellenoff, Grossman & Schole, LLP
1345 Avenue of the Americas, 11th Floor
New York, NY 10105
Attn: Douglas S. Ellenoff, Esq.
Email: Ellenoff@egsllp.com
Telephone: (212) 370-1300
Facsimile: (212) 370-7889
and
Glenhill Capital Advisors LLC
600 Fifth Avenue, 11th Floor
New York, NY 10020
Attn: Kevin Corb
Email: kcorb@glenhillcap.com
Telephone: (646) 432-0600
Facsimile: (646) 432-0666

If to Buyer (or the Company after the Closing): Herman Miller, Inc. 855 East Main Street Zealand, MI 45464 Attn: Timothy Lopez Email: Tim_Lopez@hermanmiller.com Telephone: (616) 654-3082 with a copy (which will not constitute notice) to:
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202
Attn: Kevin D. Makowski, Esq.
Email: kmakowski@foley.com
Telephone: (414) 297-5617
Facsimile: (414) 297-4900

or to such other individual or address as a party hereto may designate for itself by notice given as herein provided.
10.4.    Amendments and Waivers. This Agreement may not be amended nor any provision hereof waived except by a writing signed by Buyer, the Company and the Seller Representative. The failure of a party hereto at any time or times to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same. No waiver by a party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.
10.5.    Binding Agreement; No Third-Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Neither party may assign its rights or obligations under this Agreement without the prior written consent of Buyer, the Company and the Seller Representative, and any attempted or purported transfer without such consent shall be null and void ab initio. Notwithstanding the foregoing, (i) any party may assign this Agreement to its Affiliate without the consent of any other party; provided, that no such assignment shall relieve such assigning party of its obligations hereunder and (ii) any replacement Seller Representative shall automatically become a party to this Agreement in place of the replaced Seller Representative upon their appointment and acceptance in accordance with Section 10.16 hereof. This Agreement will be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. This Agreement is solely for the benefit of the parties hereto and their respective successors and permitted assigns and, except for the rights of Indemnified Persons under Article IX and Company Indemnitees under Section 5.8, no provision of this Agreement shall be deemed to confer upon third parties any remedy, claim, liability, reimbursement, cause of action or other right.
10.6.    Entire Agreement. This Agreement (including the exhibits and schedules hereto, which are hereby incorporated by reference in this Agreement), the Confidentiality Agreement and the other Transaction Documents constitute the entire agreement between the parties with respect to the subject matter of this Agreement and referenced in this Agreement, and supersede and terminate any prior agreements between the parties (written or oral) with respect to the subject matter of this Agreement.
10.7.    Choice of Law; Venue. This Agreement is to be construed and governed by the laws of the State of Delaware without giving effect to principles of conflicts of laws. Each party hereby irrevocably agrees that any legal action or proceeding arising out of or in connection with this Agreement (other than a dispute under Section 1.4 pursuant to the Dispute Resolution Procedure or any matter settled under Section 9.6(d) or 9.6(e) pursuant to the Appraisal Procedure) may be brought in any state or federal court located in the State of Delaware (or in any court in which appeal from such courts may be taken). Each party hereto expressly consents to the personal jurisdiction and venue of such courts, and further, each party agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court, and hereby agrees not to challenge such jurisdiction or venue by reason of any offsets or counterclaims in any such action, suit or proceeding.
10.8.    WAIVER OF TRIAL BY JURY. EACH PARTY HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION OR OTHER ACTION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH THIS AGREEMENT AND ANY AGREEMENT CONTEMPLATED TO BE EXECUTED IN CONNECTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY IN CONNECTION WITH SUCH AGREEMENTS.
10.9.    Specific Performance. The parties hereto agree that irreparable damage might occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof.
10.10.    Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
10.11.    Disclosure Schedules. The Company Disclosure Schedules to this Agreement are intended only to qualify and limit the representations and warranties contained in this Agreement, and will not be deemed to expand in any way the scope or effect of any of such representations or warranties. Each party hereby acknowledges and agrees that: (i) certain agreements and other matters may be listed in the Company Disclosure Schedules for informational purposes only, as they do not rise above applicable materiality thresholds, they are not outside of the ordinary course of business or their disclosure is not otherwise required under the terms of this Agreement (items that are not required to be disclosed but are disclosed, the “Informational Disclosures”); (ii) in no event will the Informational Disclosures be deemed or interpreted to broaden or otherwise amplify or influence the construction or interpretation of any of the representations and warranties; (iii) disclosures made for the purpose of any section or sections of the Company Disclosure Schedules will be deemed made for the purpose of all sections so long as cross-references are made or the applicability to the other section(s) is reasonably apparent on the face of such disclosure; (iv) headings in the Company Disclosure Schedules have been inserted for reference only and will not be deemed to modify or influence the interpretation of the information contained in the Company Disclosure Schedules or this Agreement; (v) no reference to or disclosure of any item or other matter in the Company Disclosure Schedules will be construed as an admission or indication that such item or other matter is material or outside of the ordinary course of business or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedules or otherwise imply that any such item or matter creates a measure for materiality for the purposes of this Agreement; (vi) no disclosure in the Company Disclosure Schedules relating to any possible breach or violation of any agreement, law or regulation shall be construed as an admission or indication that any such breach or violation exists or has actually occurred; (vii) the inclusion of any matter, information or item in the Company Disclosure Schedules will not be deemed to constitute an admission of any liability to any third party; and (vii) summaries of or references to any written document in the Company Disclosure Schedules do not purport to be complete and are qualified in their entirety by the written documents themselves.
10.12.    Rules of Construction. The parties further acknowledge and agree that: (i) this Agreement and the other Transaction Documents are the result of negotiations between the parties and will not be deemed or construed as having been drafted by any one party, (ii) each party and its counsel have reviewed and negotiated the terms and provisions of this Agreement (including any annexes, exhibits and schedules attached hereto) and the other Transaction Documents and have contributed to their revision, (iii) the rule of construction to the effect that any ambiguities are resolved against the drafting party will not be employed in the interpretation of this Agreement or the other Transaction Documents, (iv) neither the drafting history nor the negotiating history of this Agreement or the other Transaction Documents may be used or referred to in connection with the construction or interpretation thereof, and (v) the terms and provisions of this Agreement and the other Transaction Documents will be construed fairly as to all parties hereto and not in favor of or against any party, regardless of which party was generally responsible for the preparation of this Agreement or such other Transaction Document.
10.13.    Interpretation. The table of contents and the headings and subheadings of this Agreement are for reference and convenience purposes only and in no way modify, interpret or construe the meaning of specific provisions of the Agreement. In this Agreement, unless the context otherwise requires: (i) whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (iii) any accounting term used and not otherwise defined in this Agreement or any Transaction Document has the meaning assigned to such term in accordance with GAAP; (iv) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (v) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (vi) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (vii) the term “or” means “and/or”; (viii) reference to “Dollars” or “$” shall mean United Stated Dollars; (ix) reference to any Law means such Law as amended, modified, codified or reenacted, in whole or in part, and in effect from time to time; (ix) reference to any statute includes any rules and regulations promulgated thereunder; (x) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; and (xi) all references in this Agreement to a “Section,” “Article,” “Schedule”, “Annex” or “Exhibit” are intended to refer to Sections or Articles of, or Schedules, Annexes or Exhibits to, this Agreement. With respect to any Contract, document, certificate or instrument is represented and warranted to by the Company or a Seller to be given, delivered, provided or made available by the Company or a Seller, such Contract, document, certificate or instrument will be deemed to have been given, delivered, provided and made available to Buyer or its Representatives if such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company by IntraLinks, Inc. or its Affiliates for the benefit of Buyer and its Representatives, and the Buyer or its Representatives have been given access to the electronic folders containing such information.
10.14.    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Signatures delivered by facsimile or by electronic data file shall have the same effect as originals.
10.15.    Representation of the Company. The parties agree that, notwithstanding the fact that EGS may have, prior to Closing, jointly represented the Company and/or the Sellers (including the Seller Representative) in connection with this Agreement, and has also represented the Company and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, EGS will be permitted in the future, after Closing, to represent one or more of the Sellers (including the Seller Representative) or their Affiliates in connection with matters in which such Persons are adverse to the Company or any of its Affiliates, including any disputes arising out of, or related to, this Agreement. The Company and Buyer, who are represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with EGS’s future representation of one or more of the Sellers (including the Seller Representative) and their Affiliates in which the interests of such Person are adverse to the interests of the Company and/or Buyer or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement. The parties hereto acknowledge and agree that, for the purposes of the attorney-client privilege, the Sellers, including the Seller Representative (and not the Company or its directors, officers or employees), shall be deemed the clients of EGS with respect to the negotiation, execution and performance of this Agreement and the other Transaction Documents.
10.16.    Seller Representative.
(a)    Each of the Sellers, by the execution and delivery of this Agreement, hereby appoint the Seller Representative as such Seller’s representative, attorney-in-fact and agent, with full power of substitution to act in the name, place and stead of such Seller, to act on behalf of such Seller in any amendment of or Action or dispute involving this Agreement, including defending, negotiating, settling or otherwise dealing with claims under Section 1.4 or Article IX hereof or under any other Transaction Documents, and to do or refrain from doing all such further acts and things, and to execute all such documents, as the Seller Representative shall deem necessary or appropriate in conjunction with any of the transactions contemplated by this Agreement, including the power to: (i) agree upon or compromise any matter related to the calculation of any adjustments to the purchase price provided under this Agreement; (ii) direct the distribution of the payments to Sellers; (iii) act for the Sellers with respect to all indemnification matters referred to in this Agreement, including the right to compromise on behalf of the Sellers any indemnification claim made by or against the Sellers, if any, and provide instructions to the Escrow Agent with respect to the funds in the Escrow Accounts; (iv) act for the Sellers with respect to all post-Closing matters; (v) terminate, amend, or waive any provision of this Agreement or any other Transaction Document; provided that any such action, if material to the rights and obligations of the Sellers in the reasonable judgment of the Seller Representative, will be taken in the same manner with respect to all of the Sellers unless otherwise agreed by each of the Sellers who is subject to any disparate treatment of a potentially adverse nature; (vi) to negotiate, execute and deliver all ancillary agreements, statements, certificates, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to be given in connection with the consummation of the transactions contemplated by this Agreement or any other Transaction Document; (vii) to give and receive all notices and communications to be given or received under this Agreement or any other Transaction Document and to receive service of process in connection with any disputes or claims hereunder or thereunder; (vii) employ and obtain the advice of legal counsel, accountants, and other professional advisors as the Seller Representative, in its sole discretion, deems necessary or advisable in the performance of its duties as the Seller Representative and to rely on their advice and counsel; (ix) incur and pay expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other fees and expenses allocable or in any way relating to such transaction or any indemnification claim, whether incurred prior or subsequent to Closing; (x) receive all or any portion of the purchase price and to distribute the same pursuant to the terms of this Agreement; (xi) retain a portion of the purchase price in the Seller Representative Fund as a reserve against the payment of expenses incurred in its capacity as the Seller Representative; (xii) sign any releases or other documents with respect to and dispute or remedy arising under this Agreement or the other Transaction Documents; (xiii) purchase insurance to help cover the Sellers’ obligations under this Agreement or for directors’ and officers’ indemnification to cover claims based on Pre-Closing Periods, and (xiv) do or refrain from doing any further act or deed on behalf of the Sellers which the Seller Representative deems necessary or appropriate in its sole discretion relating to the subject matter of this Agreement as fully and completely as any of the Sellers could do if personally present and acting. Each Seller acknowledges and agrees that upon execution of this Agreement, any delivery by the Seller Representative of any waiver, amendment, agreement, opinion, certificate or other documents executed by the Seller Representative or any decisions made by the Seller Representative pursuant to this Section 10.16 shall be binding on such Seller as fully as if such Seller had executed and delivered such documents or made such decisions.
(b)    In connection with the performance of his rights and obligations hereunder, the Seller Representative shall have the right at any time and from time to time to select and engage, at the cost and expense of the Sellers, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other out-of-pocket expenses, as the Seller Representative may deem necessary or desirable from time to time. The Seller Representative Fund shall be used to reimburse the Seller Representative for its out-of-pocket fees and expenses and to pay other obligations to or of the Seller Representative in connection with this Section 10.16 or otherwise pursuant to this Agreement, or shall (to the extent not previously distributed by the Seller Representative or subject to a claim by the Seller Representative) be distributed to the Sellers (in accordance with each Seller’s Escrow Share) in such manner, and at such time, as the Seller Representative directs. Upon the delivery of the Seller Representative Amount to the Seller Representative by Buyer, the Sellers, without act by them, shall be treated as having received from Buyer such cash in accordance with their respective Escrow Share of the Seller Representative Amount and then as having deposited such cash into the Seller Representative Fund.
(c)    The Seller Representative shall not have any Liability for any act done or omitted hereunder as Seller Representative while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Sellers shall severally (based on their Escrow Share) indemnify the Seller Representative and hold it harmless against any Loss, Liability or expense incurred without gross negligence or bad faith on the part of the Seller Representative and arising out of or in connection with the acceptance or administration of its duties hereunder, including any out-of-pocket costs and expenses and legal fees and other legal costs incurred by the Seller Representative. The Seller Representative shall first use the amounts in the Seller Representative Fund before seeking any amounts directly from the Sellers. In the event that any Seller fails to promptly pay any amounts owed to the Seller Representative hereunder (after depletion of the Seller Representative Fund), the Seller Representative is hereby authorized to direct Buyer and the Escrow Agent that all or any portion of any amounts otherwise payable to such Seller under this Agreement or the Escrow Agreement be paid to the Seller Representative in satisfaction of Buyer’s or the Escrow Agent’s obligations to make such payment under the terms of this Agreement and the Escrow Agreement, and to the extent such payment is made to the Seller Representative, such Seller shall have no cause of action against Buyer or the Escrow Agent with respect to such Seller’s failure to receive such payment. In no event shall the Seller Representative be liable hereunder or in connection herewith for any indirect, punitive, exemplary, special, incidental or consequential damages. The Seller Representative shall be fully protected against the Sellers in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof. No bond shall be required of the Seller Representative. The Seller Representative shall not receive any compensation for its services hereunder as Seller Representative.
(d)    By its execution of this Agreement, each Seller agrees, in addition to the foregoing, that: (i) Buyer and any other Buyer Indemnified Person shall be entitled to rely conclusively on the instructions and decisions of the Seller Representative as to (A) the settlement of any claims for indemnification by Buyer or such Buyer Indemnified Person pursuant to Article IX hereof, or (B) any other actions required or permitted to be taken by the Seller Representative hereunder, and no party hereunder shall have any cause of action against Buyer or such Buyer Indemnified Person for any action taken by Buyer or such Buyer Indemnified Person in reliance upon the instructions or decisions of the Seller Representative; and (ii) all actions, decisions and instructions of the Seller Representative shall be conclusive and binding upon all of the Sellers and no Seller shall have any cause of action against the Seller Representative for any action taken, decision made or instruction given by the Seller Representative under this Agreement, except for gross negligence or bad faith acts by the Seller Representative in connection with the matters described in this Section 10.16.
(e)    The Seller Representative may resign (upon no less than ten (10) days prior notice to Buyer, the Escrow Agent and each Seller). In the event of the dissolution or termination of existence (or if an individual, the death or permanent disability) of the then Seller Representative, or if the then-acting Seller Representative shall give notice of intent to resign, Sellers with an aggregate Escrow Share of greater than fifty percent (50%), by written notice to Buyer and the Escrow Agent, shall appoint a successor Seller Representative as soon as practicable, and in no event later than ten (10) days following such dissolution, termination of existence, death, permanent disability or notice of intent to resign. In addition, the individual serving as the Seller Representative may be replaced from time to time by Sellers with an aggregate Escrow Share of at least sixty percent (60%) upon not less than ten (10) days prior written notice to Buyer, the Escrow Agent and each Seller. Each successor Seller Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Seller Representative, and the term “Seller Representative” as used herein shall be deemed to include any such successor Seller Representative.
(f)    The appointment of the Seller Representative will be deemed coupled with an interest and will be irrevocable. Each Seller, by executing this Agreement, agrees that such agency, proxy and power of attorney are coupled with an interest, and are therefore irrevocable without the consent of the Seller Representative and shall survive the death, incapacity, or bankruptcy of such Seller. The provisions of this Section 10.16 shall be binding upon the executors, heirs, legal representatives, personal representatives, successor trustees and successors of each Seller. All of the indemnities, immunities, releases and powers granted to the Seller Representative under this Agreement shall survive the Closing.
(g)    Notwithstanding anything to the contrary contained herein, in the event that any Seller fails to provide proper payment instructions to Buyer or its Affiliates prior to the time that any payment from Buyer (or such Affiliate) is due to such Seller (or if there is a requirement under this Agreement to provide payment instructions in advance of such payment, prior to the time that such instructions are required to be provided), Buyer (or such Affiliate) shall instead make such payment to an account designated by the Seller Representative, who shall hold such amounts for distribution (without interest) to such Seller promptly after the Seller Representative receives proper payment instructions from such Seller.
ARTICLE XI.
DEFINITIONS
11.1.    Definitions. For all purposes of this Agreement, the following terms shall have the following respective meanings:
“Acquisition Proposal” means any inquiry, proposal or offer from any Person or group (other than Buyer or its Affiliates) concerning the sale of all or any material part of the business,

assets or equity securities of the Company outside of the ordinary course of business, whether by merger, consolidation, purchase of assets, tender offer or otherwise (excluding for the avoidance of doubt, the issuance of Company Options in the ordinary course and the issuance of Common Stock pursuant to the exercise of outstanding Company Options).
“Action” means any claim, action, litigation, inquiry, proceeding (arbitral, administrative, legal or otherwise, including any informal proceeding), cause of action, audit, suit, settlement, stipulation, hearing, investigation, charge, complaint, demand or any similar matter by or before any Governmental Authority.
“Affiliate” means, with respect to any Person, any other Person directly or indirectly through one or more intermediaries controlling, controlled by or under common control with such other Person. For purposes hereof, “control” means, as to any Person, the possession of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.
“Appraisal Notice Date” means the date that Buyer or the Seller Representative receives notice from the other party that such other party has elected to resolve a dispute under Section 9.6(d) or 9.6(e) using the Appraisal Procedure.
“Appraisal Procedure” means the procedure pursuant to which Claim Values disputed under Section 9.6(d) or 9.6(e) may be referred by either Buyer or the Seller Representative to the Independent Appraiser for determination. Each of Buyer and the Seller Representative agrees to execute, if requested by the Independent Appraiser, a reasonable engagement letter with respect to the determination to be made by the Independent Appraiser. All fees and expenses of the Independent Appraiser will be borne by equally by Buyer and the Seller Representative (on behalf of the Sellers). Except as provided in the preceding sentence, all other costs and expenses incurred by the parties in connection with resolving any dispute hereunder before the Independent Appraiser will be borne by the party incurring such cost and expense (in the case of the Seller Representative, on behalf of the Sellers). The Independent Appraiser will determine the Claim Values only for those Special Indemnity Matters still in dispute as of the Appraisal Notice Date and the Independent Appraiser’s determination will be based solely upon and consistent with the terms and conditions of this Agreement. The determination by the Independent Appraiser of the Claim Value will be based solely on presentations with respect to the disputed Special Indemnity Matters by Buyer and the Seller Representative to the Independent Appraiser and not on the Independent Appraiser’s independent review; provided, that (i) such presentations will be deemed to include any work papers, records, accounts or similar materials delivered to the Independent Appraiser by Buyer or the Seller Representative in connection with such presentations and any materials delivered to the Independent Appraiser in response to requests by the Independent Appraiser, and (ii) until the final determination is made by the Independent Appraiser, each party will promptly provide in writing to the Independent Appraiser an update of any significant changes in the facts, circumstances or evidence relating to the disputed Specified Indemnity Matters, which will be deemed a part of such party’s presentation. Each party will be entitled, as part of its presentation to the Independent Appraiser, to respond to the presentation of the other party and any questions and requests of the Independent Appraiser. In deciding any matter, the Independent Appraiser will be bound by the provisions of this Agreement, including this Appraisal Procedure and the definitions contained herein, and may not assign a Claim Value to any disputed Specified Indemnity Matter greater than the highest Claim Value for such disputed Specified Indemnity Matter claimed by Buyer or the Seller Representative as of the time of the Independent Appraiser’s final determination or less than the smallest Claim Value for such disputed Specified Indemnity Matter claimed by Buyer or the Seller Representative as of the time of the Independent Appraiser’s final determination. It is the intent of the parties hereto that the process set forth in this definition of “Appraisal Procedure” and the activities of the Independent Appraiser in connection herewith are not (and should not be considered to be or treated as) an arbitration proceeding or similar arbitral process and that no formal arbitration rules should be followed (including rules with respect to procedures and discovery). Buyer and the Seller Representative will request that the Independent Appraiser’s determination be made within sixty (60) days after its engagement, or as soon thereafter as possible, will be set forth in a written statement delivered to Buyer and the Seller Representative and will be final, conclusive, non-appealable and binding for all purposes hereunder (other than for fraud or manifest error).
“Business Day” means any day that is not a Saturday, Sunday or any other day on which banks are required or authorized by Law to be closed in New York, New York.
“Buyer Material Adverse Effect” means any changes, events, circumstances or developments which have, or would reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement or the other Transaction Documents to which Buyer is or is required to be a party or to perform its obligations hereunder or thereunder.
“Claim Value” means, with respect to each Specified Indemnity Matter, the most likely amount of Liability to be incurred by the Company in connection with the final determination/resolution of the Specified Indemnity Matter based on the facts, circumstances and evidence available at the time of the valuation (taking into account any amounts proposed in third-party settlement discussions), including all reasonable out-of-pocket fees and expenses estimated to be required to reach the final determination/resolution, such as legal fees, expert fees, court costs and expenses, etc.
“Closing Gross Proceeds” means, with respect to each Seller, an amount equal to (i) the product of (A) such Seller’s Pro Rata Share and (B) the Estimated Equity Value, plus (ii) the product of (A) the number of Contributed Shares owned by such Seller, multiplied by (B) the Closing Price Per Share.
“Closing Price Per Share” means an amount equal to (i) the Estimated Equity Value, divided by (ii) the number of Fully-Diluted Shares.
“Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated and rulings issued thereunder.
“Company Benefit Plan” means any deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting agreement, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by the Company for the benefit of any employee or terminated employee of the Company, or with respect to which the Company has any Liability.
“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered by the Company and the Sellers to Buyer on the date of this Agreement, as amended, modified or supplemented pursuant to this Agreement.
“Company Incentive Plan” means the Design Within Reach, Inc. 2009 Equity Incentive Award Plan, as it may have been amended.
“Company Material Adverse Effect” means any changes, events, circumstances or developments which have, or would reasonably be expected to have, individually or in the aggregate, (a) an aggregate adverse effect with a value of Seventeen Million Dollars ($17,000,000) or more on the business, assets (whether tangible or intangible), Liabilities, financial condition or results of operations of the Company, or (b) have a material and adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement or the other Transaction Documents to which the Company is or is required to be a party or to perform its obligations hereunder or thereunder; provided, however, that none of the following shall constitute a “Company Material Adverse Effect”: (i) general changes in the financial or securities markets or general economic or political conditions in the United States or any other country or region in which the Company does business; (ii) changes, conditions or effects that generally affect the industries in which the Company principally operates; (iii) changes in Laws or GAAP or the interpretation thereof; (iv) conditions caused by acts of God, terrorism, war (whether or not declared) or natural disaster; (v) changes that are the result of the announcement or pendency of the transactions contemplated by this Agreement, including the impact thereof on the relationships (contractual or otherwise) of the Company with customers, suppliers, licensors or employees; (vi) any failure in and of itself by the Company to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided, that the underlying cause of any such failure may be considered in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); and (vii) changes that result from any action required by this Agreement or at the written request or with the written consent of Buyer; provided, further, that any change, event, circumstance or development referred to in clauses (i) - (iv) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such change, event, circumstance or development has a disproportionate effect on the Company as compared to other participants of similar size and scope of the Company in the industries and geographic areas in which the Company primarily conducts its business.
“Company Option” means an option to buy shares of Common Stock pursuant to the Company Incentive Plan.

“Company Transaction Expenses” means the aggregate of all outstanding unpaid fees and expenses payable by the Company as of the Closing to legal counsel, accountants, investment bankers, financial advisors, brokers, finders, consultants or other advisors in connection with the consummation of the transactions contemplated hereby (or incurred in connection with the transactions hereunder), including expenses of the Sellers for which the Company is responsible.
“Contract” means any contract, agreement, binding arrangement, bond, note, indenture, mortgage, debt instrument, purchase order, license, franchise, lease or other instrument or obligation of any kind, written or oral (including any amendments and other modifications thereto).
“Dispute Resolution Notice Date” means the date that Buyer or the Seller Representative receives notice from the other party that such other party has elected to resolve a dispute under Section 1.4 using the Dispute Resolution Procedure.
“Dispute Resolution Procedure” means the procedure pursuant to which matters disputed under Section 1.4 may be referred by either Buyer or the Seller Representative to the Independent Expert for determination. Each of Buyer and the Seller Representative agrees to execute, if requested by the Independent Expert, a reasonable engagement letter with respect to the determination to be made by the Independent Expert. All fees and expenses of the Independent Expert will be borne by (i) Buyer in the proportion that the aggregate dollar amount of the disputed items submitted to the Independent Expert by Buyer that are unsuccessfully disputed by Buyer (as finally determined by the Independent Expert) bears to the aggregate dollar amount of disputed items submitted by Buyer and the Seller Representative, and (ii) the Seller Representative (on behalf of the Sellers) in the proportion that the aggregate dollar amount of the disputed items submitted to the Independent Expert by the Seller Representative that are unsuccessfully disputed by the Seller Representative (as finally determined by the Independent Expert) bears to the aggregate dollar amount of disputed items submitted by the Buyer and the Seller Representative. Except as provided in the preceding sentence, all other costs and expenses incurred by the parties in connection with resolving any dispute hereunder before the Independent Expert will be borne by the party incurring such cost and expense (in the case of the Seller Representative, on behalf of the Sellers). The Independent Expert will determine only those issues still in dispute as of the Dispute Resolution Notice Date and the Independent Expert’s determination will be based solely upon and consistent with the terms and conditions of this Agreement. The determination by the Independent Expert will be based solely on presentations with respect to such disputed items by Buyer and the Seller Representative to the Independent Expert and not on the Independent Expert’s independent review; provided, that such presentations will be deemed to include any work papers, records, accounts or similar materials delivered to the Independent Expert by Buyer or the Seller Representative in connection with such presentations and any materials delivered to the Independent Expert in response to requests by the Independent Expert. Each party will be entitled, as part of its presentation to the Independent Expert, to respond to the presentation of the other party and any questions and requests of the Independent Expert. In deciding any matter, the Independent Expert will be bound by the provisions of this Agreement, including this Dispute Resolution Procedure and the definitions contained herein, and may not assign a value to any item greater than the greatest value for such item claimed by Buyer or the Seller Representative or less than the smallest value for such item claimed by Buyer or the Seller Representative. It is the intent of the parties hereto that the process set forth in this definition of “Dispute Resolution Procedure” and the activities of the Independent Expert in connection herewith are not (and should not be considered to be or treated as) an arbitration proceeding or similar arbitral process and that no formal arbitration rules should be followed (including rules with respect to procedures and discovery). Buyer and the Seller Representative will request that the Independent Expert’s determination be made within sixty (60) days after its engagement, or as soon thereafter as possible, will be set forth in a written statement delivered to Buyer and the Seller Representative and will be final, conclusive, non-appealable and binding for all purposes hereunder (other than for fraud or manifest error).
“Environmental Laws” shall mean all Laws relating to pollution or protection of the environment or exposure of any individual to Hazardous Materials, including Laws relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, registration, distribution, labeling, recycling, use, treatment, storage, disposal, transport or handling of Hazardous Materials and including any Hazardous Materials related electronic waste, product content or product take-back requirements.
“Equity Value” means an amount equal to (i) One Hundred Eighty Three Million Dollars ($183,000,000), minus (or plus if positive) (ii) the Net Debt, minus (iii) the Company Transaction Expenses, plus (or minus if negative) (iv) the Working Capital Adjustment, if any, plus (v) the aggregate exercise price of all outstanding Company Options as of the Closing.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and the rulings issued thereunder.
“ERISA Affiliate” shall mean any other Person under common control with the Company within the meaning of Section 414(b) or (c) of the Code, or for the purpose of Sections 302 and 303 of ERISA and/or Sections 412, 430, 4971, 4977, 4980D, 4980E and/or each “applicable section” under Section 414(t)(2) of the Code, within the meaning of Section 414(b), (c), (m) or (o) of the Code.
“Escrow Agent” means JPMorgan Chase Bank, NA, as escrow agent under the Escrow Agreement.
“Escrow Agreement” means the Escrow Agreement, dated as of the Closing Date, to be entered into by and among Buyer, the Seller Representative and the Escrow Agent, in customary form and substance reasonably acceptable to Buyer and the Seller Representative and consistent with the terms of this Agreement.
“Escrow Share” means, with respect to each Seller, a fraction, expressed as a percentage, equal to (i) such Seller’s Closing Gross Proceeds, divided by (ii) the Closing Gross Proceeds of all Sellers.
“Fully-Diluted Shares” means the sum, as of the Closing, of (i) total number of issued and outstanding shares of Common Stock, plus (ii) the total number of Option Shares.

“GAAP” means United States generally accepted accounting principles applied on a consistent basis.
“Governing Documents” means, with respect to any entity, its certificate of incorporation, certificate of formation or similar charter document and its bylaws, operating agreement or similar governing document.
“Governmental Authority” means any federal or national, state or provincial, municipal or local government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, political subdivision, court, tribunal, official arbitrator or arbitral body in each case whether domestic or foreign.
“Hazardous Materials” shall mean chemicals, pollutants, contaminants, wastes, toxic substances, radioactive and biological materials, asbestos-containing materials, hazardous substances, petroleum and petroleum products or any fraction thereof.
“Holdco Share Price” means an amount equal to (i) the sum of the Estimated Equity Value and Company Transaction Expenses, divided by (ii) the number of Fully-Diluted Shares.
“Indebtedness” means, without duplication, (i) the outstanding principal of, and accrued and unpaid interest on, all bank or other third party indebtedness for borrowed money of the Company, including indebtedness under any bank credit agreement and any obligations of the Company evidenced by notes, debentures, bonds or other similar instruments, (ii) all obligations of the Company for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (iii) all obligations of the Company issued or assumed for deferred purchase price payments (other than trade accounts payable arising in the ordinary course of the business), (iv) all obligations of the Company secured by a purchase money mortgage or other lien to secure all or part of the purchase price of property subject to such mortgage or lien, (v) all capital lease obligations of the Company under leases required to be capitalized in accordance with GAAP, (vi) any penalties or fees accrued under any of the foregoing, including those resulting from the prepayment or repayment of any of the foregoing obligations, and (vii) all obligations described in clauses (i) through (vi) above of any other Person which is directly or indirectly guaranteed by the Company or which the Company has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.
“Indemnified Person” means the Buyer Indemnified Person or Seller Indemnified Person, as applicable, that is seeking indemnification pursuant to a claim under Article IX.
“Indemnifying Person” means Buyer or any Seller, as applicable, against which an Indemnified Person is seeking indemnification pursuant to a claim under Article IX.
“Indemnity Escrow Amount” means Seventeen Million Dollars ($17,000,000).
“Independent Appraiser” means a mutually acceptable independent (i.e., no material business relationship with any party for the prior two (2) years) accounting firm or other valuation or consulting firm) recognized nationally or in the New York City tri-state region (which appointment will be made no later than ten (10) days after the Valuation Notice Date); provided, that if the Independent Appraiser does not accept its appointment or if Buyer and the Seller Representative cannot agree on the Independent Appraiser, in either case within twenty (20) days after the Dispute Resolution Notice Date, either Buyer or the Seller Representative may require, by written notice to the other, that the Independent Vaulation Expert be selected by the New York City Regional Office of the American Arbitration Association in accordance with the procedures of the American Arbitration Association. The Independent Appraiser shall have expertise in evaluating the merits of and valuing liability with respect to matters similar to the Special Indemnity Matters that are being determined thereunder. The parties agree that the Independent Appraiser will be deemed to be independent even though a party may, in the future, designate the Independent Appraiser to resolve disputes of the types described in Sections 1.4, 9.6(d) or 9.6(e).
“Independent Expert” means Grant Thornton LLP or, if such firm is no longer independent with respect to the parties (i.e., no material business relationship with any party for the prior two (2) years) or otherwise does not promptly accept its engagement, another mutually acceptable independent (i.e., no material business relationship with any party for the prior two (2) years) accounting firm recognized nationally or in the New York City tri-state region (which appointment will be made no later than ten (10) days after the Dispute Resolution Notice Date); provided, that if the Independent Expert does not accept its appointment or if Buyer and the Seller Representative cannot agree on the Independent Expert, in either case within twenty (20) days after the Dispute Resolution Notice Date, either Buyer or the Seller Representative may require, by written notice to the other, that the Independent Expert be selected by the New York City Regional Office of the American Arbitration Association in accordance with the procedures of the American Arbitration Association. The parties agree that the Independent Expert will be deemed to be independent even though a party may, in the future, designate the Independent Expert to resolve disputes of the types described in Sections 1.4, 9.6(d) or 9.6(e).
“Intellectual Property” means all intellectual property arising from or in respect of the following: (i) all patents and applications therefor, including continuations, provisionals, divisionals, continuations, continuations-in-part, or reissues of patent applications and patents issuing thereon, (ii) all trademarks, service marks, trade names, service names, brand names, all trade dress rights, logos, internet domain names and corporate names and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof, (iii) copyrights and registrations and applications therefor and works of authorship, mask work rights and moral rights, (iv) all software, (v) confidential information, know-how, trade secrets and inventions and (vi) all other intellectual property.
“IRS” means the U.S. Internal Revenue Service or any successor entity.
“Knowledge” means, (i) with respect to the Company, the actual, direct and personal knowledge of the Persons set forth in Schedule 11.1-K hereto, and the knowledge that such Persons would reasonably be expected to have in performing their day-to-day duties for the Company, taking into account their tenure with the Company, (ii) with respect to any other Person that is a natural person, the actual, direct and personal knowledge of such Person or (iii) with respect to any other

Person that is an entity, the actual, direct and personal knowledge of the directors and executive officers (or Persons serving in similar capacities) of such Person.
“Law” means any law, statute, ordinance, rule, regulation, code, order, judgment, injunction, decree or other provision having the force or effect of law enacted, issued, promulgated, enforced or ordered by a Governmental Authority.
“Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.
“Lien” means any mortgage, deed of trust, collateral assignment, security interest, lien, pledge, hypothecation or other encumbrance.
“Net Debt” means the amount, as of the Closing (immediately prior to giving effect to the transaction contemplated by this Agreement) of (i) all Indebtedness as described in clauses (i) through (vi) of the definition of “Indebtedness”, minus (ii) the sum of (A) all cash and cash equivalents, including money market accounts and tenant improvement allowance receivables under Lease Agreements identified on subsection (A) of Schedule 11.1-ND (but not including any other tenant improvement allowance receivables or security deposits under Lease Agreements), of the Company, plus (B) such other amounts, if any, as identified on subsection (B) of Schedule 11.1-ND.
“Net Working Capital” means the amount (whether positive or negative), as of the Closing (immediately prior to giving effect to the transaction contemplated by this Agreement), of the current assets of the Company, minus the current liabilities of the Company, in each case as determined in accordance with GAAP consistent with past practice; provided, however, that, for purposes of this definition of Net Working Capital, whether or not consistent with GAAP, Net Working Capital will be subject to such adjustments and otherwise determined in accordance with the methodology set forth on Schedule 11.1-NWC.
“Option Share” means a share of Common Stock which is subject to an issued and outstanding Company Option as of the Closing, whether or not then exercisable or vested.
“Optionholder” means a holder of a Company Option.
“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.
“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority.

“Permitted Liens” means (i) Liens for Taxes or assessments and similar governmental charges or levies, which either are not delinquent or being contested in good faith and by appropriate proceedings (and adequate reserves have been established with respect thereto), (ii) Liens imposed by Law, such as carrier’s, warehousemen’s and mechanic’s liens and other similar liens, which arise in the ordinary course of business with respect to obligations not yet due, (iii) Liens in the nature of easements, rights-of-way, restrictions and other similar charges or encumbrances that do not materially interfere with the value or use by Company of its assets, (iv) good faith deposits in connection with contracts, including rent security deposits, (v) the rights of landlords, lessors and/or licensors under any Contract under which the Company leases or licenses any property or rights and (vi) Liens set forth on Schedule 11.1-P.
“Person” means any natural person, company, corporation, limited liability company, general or limited partnership, trust, proprietorship, joint venture, or other business entity, unincorporated association, organization or enterprise, or any Governmental Authority.
“Pro Rata Share” means, with respect to each Seller, a fraction, expressed as a percentage, equal to, as of the Closing, (i) the total number of Purchased Shares owned by such Seller divided by (ii) the number of Fully-Diluted Shares.
“Representative” means, with respect to any Person, such Person’s Affiliates and such Person’s and its Affiliates’ respective officers, directors (or members of a similar governing body or with a similar role), employees, equity holders, consultants, advisors, agents and other representatives.
“Restricted Share Awards” means the issued and outstanding shares of Common Stock issued by the Company pursuant to letter agreements with the holders thereof, which shares are subject to forfeiture in the event that the Company does not consummate a “Change of Control” (as defined therein) on or prior to the date set forth therein.
“Securities Act” means the Securities Act of 1933, as amended.
“Seller Material Adverse Effect” means any changes, events, circumstances or developments which have, or would reasonably be expected to have, individually or in the aggregate, a material and adverse effect on the ability of a Seller (or the Seller Representative in such Seller’s stead) to consummate the transactions contemplated by this Agreement or the other Transaction Documents to which such Seller is or is required to be a party or to perform its obligations hereunder or thereunder.
“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity.
“Target Working Capital” means an amount equal to Seventeen Million One Hundred Thousand Dollars ($17,100,000).
“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.
“Taxes” means (i) all foreign, federal, state, local and other income, gross receipts, sales, use, ad valorem, value added, intangible, unitary, transfer, franchise, license, payroll, employment, estimated, excise, environmental, stamp, occupation, premium, property, prohibited transactions, windfall or excess profits, customs, duties or other taxes, levies, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (ii) any liability for payment of amounts described in clause (i) as a result of transferee or successor liability, of having been a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of Law and (iii) any liability for payment of amounts described in clauses (i) or (ii) as a result of any Tax sharing, Tax indemnity or Tax allocation agreement or any other agreement to indemnify any other Person for Taxes, except for any Contract, a significant purpose of which is not the indemnity, sharing, allocation, payment or similar action regarding Taxes (or any Liability for the payment of any Taxes) and in which such provisions regarding the indemnity, sharing, allocation, payment or similar action regarding Taxes (or any Liability for the payment of any Taxes) are typical of such Contract, and for which the provision for any Tax indemnity, sharing, allocation, payment or similar action is not material.
“Total Escrow Amount” means the Indemnity Escrow Amount plus the Working Capital Escrow Amount.
“Transaction Documents” means this Agreement, the Escrow Agreement, the Noncompetition Agreements, the Employment Agreements and each agreement, instrument or document attached hereto as an Annex or Exhibit and the other agreements, certificates and instruments to be executed or delivered by any of the parties hereto in connection with or pursuant to this Agreement (excluding, for the avoidance of doubt, the Contribution Agreement and the other agreements, instruments and documents to be entered into in connection therewith).
“Working Capital Adjustment” means an amount equal to (i) the Net Working Capital minus (ii) the Target Working Capital; provided, that if the absolute value of the Working Capital Adjustment pursuant to the foregoing formula would otherwise be One Million Dollars ($1,000,000) or less, the Working Capital Adjustment shall equal Zero Dollars ($0) for purposes of this Agreement.

“Working Capital Escrow Amount” means One Million Five Hundred Thousand Dollars ($1,500,000)
11.2.    Section References. The following capitalized terms, as used in this Agreement, have the respective meanings given to them in the Section as set forth below adjacent to such terms:

Term	Section
Agreement	Preamble
Antitrust Laws	5.6(b)
Buyer	Preamble
Buyer Closing Statement	1.4(a)
Buyer Indemnified Person	9.2(a)
Cashed-Out Option	1.5(a)
Change of Control Letter	1.5(e)
Claim Certificate	9.5(b)
Claimed Amount	9.5(b)
Closing	7.1
Closing Date	7.1
Common Stock	Recitals
Company	Preamble
Company Indemnitee	5.8
Confidentiality Agreement	5.3
Conflict	2.6
Contributed Shares	Recitals
Contributing Sellers	Recitals
Contribution Agreement	Recitals
Covered Claims	9.4(a)
Deductible Amount	9.4(a)
EGS	7.1
Employment Agreement	6.2(d)(viii)
Escrow Accounts	1.2(c)
Estimated Equity Value	1.3
Excess Amount	1.4(b)
Excess Recovery	9.4(h)
Exchange Ratio	1.5(b)
Final Equity Value	1.4(b)
Final Resolution	9.6(b)
Final Resolution Date	9.6(c)
Final Settlement Notice	9.6(e)
Final Settlement Objection Notice	9.6(e)
Financial Statements	2.8(a)

Term	Section
Flow of Funds Memo	1.3
Fundamental Reps	9.1
Holdco	Recitals
Holdco Common Stock	Recitals
Holdco Incentive Plan	1.5(b)
HSR	5.6(b)
Indemnity Buyout	9.6(d)
Indemnity Buyout Notice	9.6(d)
Indemnity Escrow Account	1.2(c)
Information Statement	5.11
Informational Disclosures	10.11
Initial Release Date	9.6(c)
Interim Period	5.1(a)
IP Licenses	2.17(b)
Key Employee	6.2(d)(viii)
Lease Agreements	2.16(a)
Leased Real Property	2.16(a)
Licensed IP	2.17(b)
Losses	9.2(a)
Material Contract	2.18(a)
Merger Sub	Recitals
Noncompetition Agreement	6.2(d)(vii)
Objection Notice	9.5(b)
Official	2.12
Off-the-Shelf Software	2.17(b)
Option Cash-Out Election	1.5(a)
Option Election Agreement	1.5(c)
Other Stockholder	5.11
Outbound IP License	2.17(e)
Outside Date	8.1(b)
PCI DSS	2.17(h)
Pending Claim Amount	9.6(c)
Personal Information	2.17(h)
Privacy Laws	2.17(h)
Pre-Closing Periods	5.9(a)
Purchased Shares	Recitals
Recent Balance Sheet	2.8(a)
Registered IP	2.17(a)
Related Person	2.21
Release Notice	9.6(c)
Replacement Option	1.5(a)
Replacement Option Election	1.5(a)

Term	Section
Seller Indemnified Person	9.3
Seller Representative	Preamble
Seller Representative Amount	1.2(d)
Seller Representative Fund	1.2(d)
Sellers	Preamble
Settlement Notice	9.5(c)
Short Form Merger	5.11
Special Supplemental Disclosure	5.7
Specified Indemnity Matter	9.6(b)
Stockholders Agreement	5.13
Straddle Period	5.9(b)
Survival Date	9.1
Third-Party Claim	9.5(c)
Top Supplier Account	2.25
Withdrawal Amount	9.6(c)
Working Capital Escrow Account	1.2(c)

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date first written above.
Buyer:
HERMAN MILLER, INC.
By:    /s/ Brian C. Walker
Name: Brian Walker
Title: President & Chief Executive Officer

The Company:
DESIGN WITHIN REACH, INC.
By:    /s/ John Edelman
Name: John Edelman
Title: Chief Executive Officer

The Seller Representative:
GLENHILL CAPITAL ADVISORS LLC,
solely in its capacity as Seller Representative hereunder
By: Krevlin Management Inc.
By: /s/ Glenn J. Krevlin
Name: Glenn J. Krevlin
Title: President

The Sellers:
GLENHILL CAPITAL OVERSEAS MASTER FUND, LP
By: /s/ Glenn J. Krevlin
Name:  Glenn J. Krevlin
Title: President

GLENHILL CONCENTRATED LONG MASTER FUND LLC
By: /s/ Glenn J. Krevlin
Name: Glenn J. Krevlin
Title:Managing Member of Glenhill Capital Management, LLC, its General Partner

[Signature Page to Stock Purchase Agreement]

WINDSONG DB DWR II LLC
By: /s/ William Sweidler
Name: William Sweidler
Title: Managing Member

WINDSONG DB, LLC
By: /s/ William Sweidler
Name: William Sweidler
Title: Managing Member

JAMIESON INVESTMENTS, LLC
By: /s/ Stuart A. Jamieson
Name: Stuart A. Jamieson
Title: Managing Member

WINDSONG BRANDS, LLC
By: /s/ William Sweidler
Name: William Sweidler
Title: Managing Member

/s/ John Edelman

John Edelman

/s/ John McPhee

John McPhee

[Signature Page to Stock Purchase Agreement]

Exhibit A
Form of Holdco Incentive Plan
See Attachment.

Exhibit B
Form of Option Election Agreement
See Attachment.

Exhibit C
Form of Noncompetition Agreement
See Attachment.

Exhibit D
Form of Employment Agreement
See Attachment.

Exhibit E
Form of General Release
See Attachment.

Annex I
LIST OF SELLERS

Seller Name	Seller Address for Notice	No. of Shares Held by Seller	No. of Purchased Shares	Escrow Share
Glenhill Capital Overseas Master Fund, LP	600 Fifth Ave., 11th Floor New York, NY 10020	4,000,529	4,000,529	62.6662%
Glenhill Concentrated Long Master Fund LLC	600 Fifth Ave., 11th Floor New York, NY 10020	688,170	688,170	10.7798%
Windsong DB, LLC	15 Riverside Ave. Westport, CT 06880	325,420	325,420	5.0975%
Windsong BD DWR II LLC	15 Riverside Ave. Westport, CT 06880	111,419	111,419	1.7453%
Jamieson Investments, LLC	c/o Harbor Cap Partners LLC 160 Carter Henry Drive Fairfield, CT 06824 Attn: Stuart A. Jamieson	28,297	28,297	0.4433%
Windsong Brands, LLC	15 Riverside Ave. Westport, CT 06880	74,450*	74,450	1.1662%
John Edelman	133 Spring Valley Road Ridgefield, CT 06877	754,650	83,734**	11.8212%
John McPhee	20 Saint Nicholas Road Darien, CT 06820	400,933	44,486***	6.2804%
TOTAL		6,383,868	5,356,505	100.0000%
*Restricted Share Awards
** The Purchased Shares for John Edelman will specifically include shares of Common Stock represented by Stock Certificate No. DWRI 0527
*** The Purchased Shares for John McPhee will specifically include shares of Common Stock represented by Stock Certificate No. DWRI 0528